As filed with the Securities and Exchange Commission May 1,
                               1998.
                                      Registration No: 333-40805

              U.S. SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549



                 POST-EFFECTIVE AMENDMENT NUMBER 1
                                TO
                             FORM SB-2
                    REGISTRATION STATEMENT
                               Under
                    The Securities Act of 1933
                        ___________________
                      PMC International, Inc.
          (Name of small business issuer in its charter)






       Colorado                 6282               84-0627374
(State or jurisdiction       (Primary          (I.R.S. Employer
          of            Standard Industrial    Identification No.)
   incorporation or     Classification Code
     organization)            Number)

   555 17th Street, 14th Floor       555 17th Street, 14th Floor
      Denver, Colorado 80202           Denver, Colorado 80202
          (303) 292-1177           (Address of principal place of
 (Address and telephone number of            business or
   principal executive offices)      intended principal place of
                                              business)

                        Kenneth S. Phillips
               President and Chief Executive Officer
                      PMC International, Inc.
                    555 17th Street, 14th Floor
                      Denver, Colorado 80202
                          (303) 292-1177
    (Name, address, and telephone number of agent for service)

                            Copies to:

                      Francis R. Wheeler, Esq.
                      Holme Roberts & Owen LLP
                      1700 Lincoln, Suite 4100
                       Denver, Colorado 80203
                           (303) 861-7000

      Approximate date of proposed sale to the public: From time to time after the effective date of this Registration Statement.

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS
                         1,453,245 Shares
                      PMC International, Inc.
                           Common Stock



      This Prospectus relates to the offer and sale by certain persons (and the transferees, pledgees, donees and successors thereof) (collectively the "Selling Shareholders") of shares (the "Shares") of Common Stock, par value $.01 (the "Common Stock"), of PMC International, Inc. (the "Company") currently held, or issuable pursuant to options held, by the Selling Shareholders. The Selling Shareholders may sell the Shares from time to time in one or more transactions, including one or more underwritten offerings. The Selling Shareholders may effect such transactions directly to or through securities broker-dealers in the over-the-counter market or otherwise, and such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the Selling Shareholders and/or the purchasers of the Shares for whom such broker-dealers may act as agent or to whom the Selling Shareholder might sell as principal, or both (which compensation as to a particular broker-dealer may be in excess of customary commissions). The Shares may also be offered in one or more underwritten offerings, on a firm commitment or best efforts basis. The underwriters in any underwritten offering and the terms and conditions of any such offering will be described in a supplement to this Prospectus. See "Selling Shareholders" and "Plan of Distribution."

      Of the 1,453,245 Shares offered hereby, 1,220,745 were issued in connection with a private placement transaction undertaken in connection with the acquisition of ADAM Investment Services, Inc. (now known as PMC Investment Services, Inc., "PMCIS"). Keefe, Bruyette & Woods, Inc. acted as the placement agent in connection with the issuance of those Shares registered hereby. The remaining 232,500 Shares are issuable upon the exercise of certain options owned by David Andrus, the former Executive Vice President of the Company, Vali Nasr, the former
Chief  Financial  Officer  of  the  Company,   and former
employee of the Company.


      All Shares offered hereby are shares currently held by the Selling Shareholders or are shares issuable upon exercise of certain options exercisable by Selling Shareholders. The Company will not receive any of the proceeds from the sale of the Shares offered hereby. The Company has agreed to bear all expenses in connection with the registration and sale of the Shares being offered by the Selling Shareholders other than compensation payable to securities broker-dealers by the Selling Shareholders and/or the purchasers of the Shares, any securities broker/dealer expense allowances and transfer taxes. The expenses to be paid by the Company in connection with the filing of Post-Effective Amendment No.1 relating to the registration of the Shares are estimated to be approximately $10,000. The Company has agreed to indemnify the Selling Shareholders against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Plan of Distribution." It is the view of the Securities and Exchange Commission that such indemnification is contrary to federal securities laws and unenforceable.


      The Common Stock is not traded on an exchange or listed on The Nasdaq Stock Market. It is traded in the over-the-counter market. As a result, there may be a limited market for the Shares which could have an adverse effect on the future sales price and liquidity of the Shares. The last reported sale price for Common Stock on April 20, 1998 was $3.25, as reported on the Bloomberg financial markets system. See "Market for the Common Stock."

      No dealer, salesperson or individual has been authorized to give any information, or to make any representations, other than those contained in this Prospectus or in a Prospectus Supplement in connection with the offer made by this Prospectus and any Prospectus Supplement, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Selling Shareholders. Neither the delivery of this Prospectus or any Prospectus Supplement nor any sale made hereunder or thereunder shall, under any circumstances, create an implication that there has been no change in the affairs of the Company since the date hereof or thereof or that the information contained herein is correct as of any time subsequent to the date hereof or thereof. This Prospectus and any Prospectus Supplement shall not constitute an offer to sell or a solicitation of an offer to buy any of the Shares in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

  A PURCHASE OF THE COMMON STOCK INVOLVES A HIGH DEGREE OF RISK.
  SEE "RISK FACTORS" ON PAGES 3 TO 5 FOR A DISCUSSION OF CERTAIN
                        RISK FACTORS TO BE
               CONSIDERED BY PROSPECTIVE INVESTORS.

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
    SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
                        COMMISSION NOR HAS
  THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
      COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
               PROSPECTUS. ANY REPRESENTATION TO THE
                  CONTRARY IS A CRIMINAL OFFENSE.

           The date of this Prospectus is May __, 1998

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                         TABLE OF CONTENTS

                                                               Page


Prospectus Summary                                              1
Risk Factors                                                    3
Use of Proceeds                                                 6
Market for the Common Stock                                     6
Dividend Policy                                                 7
Management's Discussion and Analysis of Financial Condition
      and Results of Operations                                 7
Business                                                       11
Management                                                     22
Security Ownership of Certain Beneficial Owners and
      Management                                               28
Certain Relationships and Related Transactions                 29
Description of Securities                                      30
Selling Shareholders                                           32
Plan of Distribution                                           34
Legal Matters                                                  34
Experts                                                        34
Additional Information                                         35
Index to Financial Statements                                 F-1

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                        PROSPECTUS SUMMARY

      The following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this Prospectus. Investors should carefully consider the information under the heading "Risk Factors." The information set forth below contains "forward looking statements" within the meaning of the federal securities laws, including statements regarding opportunities for growth from expanded use of existing distribution channels and expanded use by existing distribution channels of the Company's products and services and similar expressions concerning matters that are not historical facts. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the statements.

The Company

      PMC International, Inc., a Colorado corporation (the "Company") develops, markets, and manages sophisticated investment management products and services. Not a money manager itself, the Company provides products and services that facilitate the selection and/or monitoring of unaffiliated money managers or mutual funds for customers of the Company's distribution channels depending upon the size, sophistication and requirements of such customers. The Company's products and services address investment suitability and diversification, asset allocation recommendations, portfolio modeling and rebalancing, comprehensive accounting and portfolio performance reporting. The Company's revenues are realized primarily from fees charged to clients based on a percentage of managed assets and to a lesser extent from consulting fees for certain advisory services and licensing fees from its software products.

      Founded in 1986, the Company is an independent sponsor of privately managed accounts and asset allocation and wrap programs. The majority of the Company's revenues are derived from its individually managed wrap program, which the Company created and has administered since 1987. In addition to its traditional wrap program, since 1994 the Company has invested in developing a range of related technology-based services and has added staff to develop and support the Company's new products. The Company's products and services are designed to assist professional financial consultants in their efforts to market high quality, fully diversified portfolio management products. Through the use of technology, the Company assists third-party financial advisors such as banks, insurance companies and brokerage firms (collectively, "Institutional Channels") and independent financial planners ("Independent Channels") in allocating and diversifying a customer's investment portfolio across multiple asset classes and investments. With respect to Institutional Channels, the Company's products allow for a repeatable sales process which helps increase sales productivity while ensuring compliance with the Institutional Channels' corporate and regulatory policies.

      On December 15, 1997, at the Annual Meeting of Shareholders, the Shareholders of the Company approved a 1 for 4 reverse split of the Common Stock (the "Reverse Split"). The Company effected the Reverse Split for all Shareholders of record as of December 30, 1997 by amending its Articles of Incorporation on that date. Such Reverse Split was paid on December 30, 1997. Unless otherwise noted, all references in this Prospectus to shares of Common Stock and share prices reflect the Reverse Split.


      As of March 31, 1998, the Company had a staff of 89 people, including approximately 55 professionals, and conducts business in a number of countries. The Company has four subsidiaries:
(i) Portfolio Management Consultants, Inc., an investment advisory firm; (ii)Portfolio Brokerage Services, Inc., a broker/dealer;
(iii) Portfolio Technology Services, Inc., which specializes in developing proprietary software for use in the financial services industry and (iv) PMC Investment Services, Inc., an investment advisory firm which specializes in mutual fund asset allocation products. Unless the context otherwise requires, references herein to the Company include the subsidiaries and predecessors of the Company.


      The Company's principal executive office is located at 555
17th Street, 14th Floor, Denver, Colorado 80202 and its telephone number is (303) 292-1177.

The Offering


Common Stock offered by the Selling   1,453,245 shares(1)
Shareholders
Common Stock outstanding before the   4,857,803 shares(2)
Offering
Common Stock outstanding after the    5,090,303 shares(3)
Offering

Use of Proceeds                       The Company will receive
                                      none of the proceeds of the
                                      sale of the Shares.  See
                                      "Use of Proceeds."
___________________

(1)   Includes 232,500 shares of Common Stock issuable upon
   exercise of certain outstanding options and warrants held by Selling Shareholders.
(2)   Does not include 1,083,448 shares of Common Stock reserved for issuance upon exercise of (i) warrants, (ii) options
   granted under  the
   Company's prior Stock Option Plan for Employees and under its Equity Incentive Plan adopted December 1997 and (iii) other
options granted to   employees and directors.
(3) Does not include 850,948 shares of Common Stock reserved for issuance upon exercise of (i) warrants, (ii) options granted under the Company's prior Stock Option Plan for Employees and under its Equity Incentive Plan adopted December 1997 and (iii) other options granted to employees, consultants and directors.

                           RISK FACTORS

      An investment in the Common Stock involves a high degree of risk. Prospective investors are advised that they may lose all or part of their investment. Prospective investors should carefully review the following risk factors.

      Future Operating Losses May Result in Need for Additional Capital. The Company has incurred substantial losses since inception. The Company suffered a $4,001,000 loss for the year ended December 31, 1996, and a loss of $3,823,000 for the year ended December 31, 1997. Historically, the Company has not generated sufficient cash for its operations and has suffered cash flow shortages. The Company has heretofore derived working capital principally from borrowings and equity financings. In December 1996, the Company closed a private placement of its equity securities that generated approximately $7,500,000 of net proceeds, after payment of expenses of the offering and the repayment of approximately $2,500,000 of indebtedness. Approximately $1.8 million of the net proceeds was used to pay aged accounts payable of the Company in late 1996 and early 1997, approximately $4.3 million was used to fund the Company's other working capital and capital expenditure requirements during 1997 and approximately $1.4 million of the net proceeds have been pledged by the Company as collateral for a loan made to a limited liability company owned and controlled by the Company's Chief Executive Officer. See "Business Corporate History Phillips & Andrus LLC; KP3, LLC." In addition, on September 24, 1997, the Company closed a private placement of its equity securities primarily to facilitate the purchase of the PMCIS business (the "PMCIS Private Placement"). The balance of the proceeds from the PMCIS Private Placement were used for the Company's working capital requirements for the fourth quarter of 1997 and the first quarter of 1998. Through the first quarter of 1998, continuing losses from operations resulted in the Company's cash balances decreasing further. The Company is currently investigating sources of short and long term capital as well as the restructuring of certain operational systems and customer relationships in order to support its working capital requirements for the balance of 1998. The Company's future liquidity needs are dependent upon the Company's ability to generate higher levels of cash flow from operations, to borrow funds, to complete additional equity offerings, or to reduce operations, or a combination of the above. There can be no assurance that financing will be available to the Company or that the Company will otherwise find sources to meet its cash flow requirements.

      Limited Market for the Company's Common Stock May Adversely Affect Share Price and Liquidity. The Common Stock is not traded on an exchange or listed on The Nasdaq Stock Market ("Nasdaq") National Market or SmallCap Market, but is quoted on The OTC Bulletin Board (R) ("OTCBB"). Transactions in the Common Stock are subject to Rule 15c2-6 under the Exchange Act, which imposes certain requirements on broker/dealers who sell such securities to persons other than established customers and accredited investors. For transactions covered by the rule, broker/dealers must make a special suitability determination for purchasers of the securities and receive the purchaser s written agreement to the transaction prior to sale. Thus, Rule 15c2-6 may affect the ability of broker/dealers to sell Common Stock and thereby the ability of investors to sell their Shares in the secondary market. In addition, securities quoted on OTCBB may be subject to more price volatility than securities listed on an exchange or Nasdaq. Due to the fact that the Common Stock is not listed on an exchange or on Nasdaq and the application of Rule 15c2-6, the trading volume of the Common Stock is extremely low.
Consequently, there may be only a limited market for the Shares.
In addition, the lack of trading volume may have an adverse affect on the price at which the Shares may be sold.

      The Common Stock was delisted from The Nasdaq SmallCap Market in February 1995 because the Company failed to satisfy the requirements for continued listing. Under listing requirements recently adopted by Nasdaq, and approved by the Commission, to be included in The Nasdaq SmallCap Market, among other requirements: (i) an issuer must have net tangible assets of $4,000,000, (ii) its common stock must have a minimum bid of at least $4.00 per share, and (iii) it must have at least 300 holders of at least 100 shares. On April 20, 1998, the last reported sale price of the Common Stock was $3.25 and as of December 31, 1997, the Company's net tangible assets were $3,487,081. In January, 1998, the Company submitted an application for listing on The Nasdaq SmallCap Market, however, based upon the Company's net tangible assets falling below $4.0 million and the bid price for the Common Stock falling below $4.50, the Company has withdrawn its application and intends to resubmit it when the Company meets the listing requirements.


      Company Revenues Would Be Adversely Affected by a Decline in the Stock Market and by Adverse Economic Conditions. The revenues of the Company are directly dependent upon the amount of assets managed or administered by Independent Channels and Institutional Channels using the Company's products and services. A decline in the market value of such managed assets or a downturn in general economic conditions could cause investors to cease using the products and services offered through the Company's distribution channels, including the Company's products and services, and could materially and adversely affect the revenues of the Company.

      PMCIS Acquisition Contingent Payments. On September 24, 1997, the Company acquired all of the issued and outstanding common stock of PMCIS in consideration for payment of $5,000,000 in cash at the closing and two earn-out payments on the first and second anniversary dates of the closing. The first earn-out payment will equal 1.0% of PMCIS' standard fee assets under management in excess of $500 million, determined on the one-year anniversary of the closing of the PMCIS acquisition, not to exceed $2.0 million, plus interest thereon at a rate of 8.75%. The second earn-out payment will equal 1.0% of PMCIS' standard fee assets under management in excess of $700 million, determined on the two-year anniversary of the closing of the PMCIS acquisition, not to exceed $2.0 million. These future contingent payments could have a material negative impact on the cash flows of the Company if anticipated assets under management and income levels are not achieved and operating costs are not contained at desired levels. To the extent that the contingent payments to be made in September, 1998 are of a material amount, the Company does not anticipate having sufficient cash flow from operations to service such payment. In that event, the Company intends to seek outside sources of capital, but there can be no assurance that capital will be available to the Company. See "Business-Corporate History-PMCIS Acquisition and Financing."

      The Company and its Customers Operate in a Very Competitive Market. In offering services through its Institutional and Independent Channels, the Company competes with other firms that offer wrap and managed account programs. These distribution channels in turn compete with banks, insurance companies, large securities brokers and other financial institutions which offer wrap and managed account programs to the public. The Company believes that firms compete in this market primarily on the basis of service, since the wrap fees charged by others are similar to those charged by the Company. Firms that compete with the Company in providing services to its Independent Channels and Institutional Channels have more financial resources and greater recognition in the financial community than the Company. Competitors may reduce the fees charged for wrap and managed account programs or pursue other competitive strategies that could have an adverse impact on the Company. There are many alternatives to wrap programs that are being offered to the public, such as life cycle funds, asset allocation funds, portfolio strategies and third-party asset allocation services, and these services are competitive with those offered by the Company. As financial institutions continue to grow and build in-house asset administration service capabilities, some will be able to provide these services internally rather than using outsourcing providers. Competitors may succeed in developing products and services that are more effective than those that have been or may be developed by the Company and may also prove to be more successful than the Company in developing these products and marketing these services to third-party asset managers. See "Business-Competition."

      The Company's Customers Are Under No Obligation to Use its Products. Most of the Company s gross revenues currently are generated by fees from the Company's Private Wealth Management investment advisory programs. The programs are provided by Institutional Channels and Independent Channels either under the Company's name or under the "private label" of such channel. These Institutional Channels and Independent Channels are under no obligation to continue to utilize the Company s programs. While the Company has no reason to believe that its current investment advisory relationships will not continue to generate revenues for the Company consistent with prior years, there can be no assurance that such will be the case.

      Failure to Manage Growth Effectively Could Strain Company Resources. Primarily to permit the Company to build its internal systems and to service product development for new relationships being established with Institutional Channels, and as a result of the PMCIS acquisition, the number of persons employed by the Company increased from 43 on March 31, 1996 to 89 on March 31, 1998. A continuing period of rapid growth could place a strain on the Company s management, operations, financial and other resources. The Company s ability to manage its growth effectively will require it to continue to invest in its operational and other internal systems, and to retain, motivate and manage its employees. If the Company s management is unable to manage growth effectively and new employees are unable to achieve anticipated performance levels, the Company s results of operations could be adversely affected. Potential investors should consider the risks, expenses and difficulties frequently encountered in connection with the operation and development of an expanding business. There can be no assurance that the Company will be able to manage effectively any future growth.

      There Is No Demonstrated Market for the Company's Software Products. The Company has spent substantial resources on research and development of software products, principally Allocation Manager (TM), an asset allocation software program that supports the sale and service of its asset allocation investment products and services. While the Company believes such software products will be effective in supporting its other products and services, there can be no assurance that such will be the case or that changes to or interpretations of existing federal and state laws, rules and regulations will not adversely affect the ability of such software products to do so.

      The Company Is Dependent on Third-Party Suppliers. The Company's products are dependent upon the delivery of timely data updates, typically on a quarterly basis, from third-party providers. To the extent such updates are not made available to the Company on a timely basis, it would materially and adversely affect the Company's ability to deliver its products and related services.

      Loss of Key Personnel Could Adversely Affect Management, Product Development and Marketing Activities. The success of the Company is dependent upon the abilities of its executive officers. The loss of the Company s executive officers may have a material adverse affect on the Company's management, product development and marketing activities. See "Management."

      New Government Regulation Could Reduce Demand for the Company's Products and Services. The Company s business falls entirely within the securities industry, an industry which is heavily regulated by the federal and state governments. New regulatory changes affecting the securities industry could adversely affect the Company's business. In addition, as investment advisers and a broker/dealer, the Company's subsidiaries are subject to regulation by the Commission, the NASD and state regulatory agencies. Consequently, the Company could become subject to restrictions or sanctions from the Commission, the NASD or such state regulatory agencies. It is impossible to predict the direction future regulations will take or the effect of such regulations on the Company s business.

      The Company Is Controlled by a Small Group of Shareholders. As of March 31, 1998, the Company s executive officers, directors and affiliates of such persons beneficially own approximately 31.48% of the outstanding shares of Common Stock. This group of shareholders therefore is in a position to exercise a substantial influence over matters submitted to the vote of the Company s shareholders. See "Description of Capital Stock."

      Dividends Will Not Be Paid on Common Stock for the Foreseeable Future. Payment of dividends by the Company on its Common Stock is contingent upon, among other things, future earnings, if any, the financial condition of the Company, capital requirements, general business conditions, and other factors which cannot now be predicted and, subject to the limitations described below, is in the discretion of the Board of Directors of the Company. In addition, no dividends may be paid on Common Stock unless dividends payable on Series A Preferred Stock (the "Preferred Stock") are current. See "Description of Capital Stock-Preferred Stock." As of March 31, 1998 the Company was in default in the payment of dividends on the Preferred Stock in the amount of $298,419. The Company has never paid dividends on the Common Stock and it does not intend to do so in the foreseeable future. See "Market for the Common Stock."

                          USE OF PROCEEDS

      The Company will not receive any proceeds from the sale of the Shares by the Selling Shareholders.


                    MARKET FOR THE COMMON STOCK

      Prior to February 1995, the Common Stock was traded on The Nasdaq Small Cap Market. See "Risk Factors-Limited Market for the Company's Common Stock May Adversely Affect Share Price and Liquidity." The Common Stock currently trades on The OTC
Bulletin Board under the symbol "PMCI." The following table shows the high and low bid prices and trading volume of the Common Stock for the periods indicated as reported by the principal market maker in the Common Stock. These quotations reflect inter-dealer prices without retail markup, markdown, or commissions and may not necessarily represent actual transactions.


                                   High Bid  Low Bid
             1995
             First Quarter             $5.00     $2.75
             Second Quarter            $2.75     $2.00
             Third Quarter             $5.25     $2.25
             Fourth Quarter            $6.50     $3.00

             1996
             First Quarter             $4.00     $2.50
             Second Quarter            $7.25     $3.75
             Third Quarter             $8.25     $5.50
             Fourth Quarter (1)        $8.00     $5.50

             1997
             First Quarter            $10.00     $8.00
             Second Quarter           $10.00     $6.50
             Third Quarter             $7.75     $5.00
             Fourth Quarter            $7.00     $6.00

             1998
             First Quarter             $7.00     $4.00
             Second Quarter (2)        $4.25    $3.125



(1) Does not reflect the private placement of 1,294,250 shares of Common Stock by the Company in December 1996 at a price of $6.50 per share.
(2)     Through April 16, 1998.

      As of April 16, 1998 the Company had approximately 392 record holders of its Common Stock.

      The Company currently has outstanding a total of 138,182 shares of Preferred Stock. As of March 31, 1998, the Company was in default in the payment of dividends on the Preferred Stock in the amount of $298,419. The Company is prohibited from paying dividends on its Common Stock so long as it is in default in the payment of dividends on the Preferred Stock. See "Risk Factors-Dividends Will Not Be Paid on Common Stock for the Foreseeable Future."

                          DIVIDEND POLICY

      The Company has never paid dividends on the Common Stock and currently intends to retain all future earnings, if any, for the continued growth and development of its business and has no plans to pay cash dividends in the future. Any change in the Company's dividend policy will be made in the discretion of the Company's Board of Directors in light of the Company's future earnings, financial condition and capital requirements and of general business conditions and other factors that cannot now be predicted.


               MANAGEMENT'S DISCUSSION AND ANALYSIS
         OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


      The following discussion provides information that the Company believes is relevant to an assessment and understanding of its results of operations. It should be read in conjunction with the Financial Statements and Notes included elsewhere herein. This discussion contains "forward looking statements" within the meaning of the federal securities laws, including statements regarding opportunities for growth from expanded use of existing distribution channels and expanded use by existing distribution channels of the Company's products and services and similar expressions concerning matters that are not historical facts. These statements are subject to risks and uncertainties that could cause results to differ materially from those expressed in the statements. For more information, see "Risk Factors."

Overview

      The Company develops, markets, and manages sophisticated investment management products and services. Not a money manager itself, the Company provides products and services to facilitate the selection and/or monitoring of unaffiliated money managers or mutual funds for customers of the Company's distribution channels depending upon the size, sophistication and requirements of such customers. The Company's products and services address investment suitability and diversification, asset allocation recommendations, portfolio modeling and rebalancing, comprehensive accounting and portfolio performance reporting.
The Company's revenues are realized primarily from fees charged to clients based on a percentage of managed assets and to a lesser extent from consulting fees for certain advisory services and licensing fees from its software products. Fees based upon managed assets typically range from 20 to 250 basis points per year, based upon a number of factors such as the size of account and scope of services provided. At the present time, the principal factors affecting the Company's revenues are whether the Company adds or loses clients for its investment management services, the performance of equity and fixed income markets, and the type and size of accounts managed by the Company and related differences in fees charged.

      The Company acquired PMCIS on September 24, 1997 (see Note 1 to Financial Statements of the Company). The impact of the acquisition on the Company's statements of income is fully reflected on the December 31, 1997 balance sheet. Beginning in the fourth quarter 1997, PMCIS's operations were fully reflected in the Company's financial statements.

Results of Operations

Year Ended December 31, 1997, Compared to Year Ended December 31,
1996

      Revenues. Revenues were $14,900,000 for the year ended December 31, 1997, compared to $10,100,000 for the year ended December 31, 1996, an increase of 48%. The increase was attributable primarily to the PMCIS acquisition contribution of $3,000,000 for the fourth quarter and the contribution of $733,000 arising from the Company's new relationship with Ernst & Young, LLP. New business, such as Ernst & Young LLP, pays the Company only its net portion of the fees, and does not include the fees for third parties (i.e, portfolio managers, solicitors, brokerage or custody). Historically, fees paid to the Company through its primary distribution channels included fees payable for these other services. Revenues from Republic National Bank of $550,000 were not recognized in 1997 as was anticipated due to product roll-out delays.

      Investment Manager and Other Fees. Investment Manager and Other Fees were $8,200,000 for the year ended December 31, 1997, compared to $5,600,000 for the year ended December 31, 1996, an increase of 46%. Direct expenses increased primarily as a result of the PMCIS acquisition. However, as discussed above, direct expenses did not increase in proportion to revenues as certain of these revenues, such as Ernst & Young LLP, are recognized on a net basis to the Company.

      Net Revenues after Investment Manager and Other Fees. Net Revenues after Investment Manager and Other Fees were $6,700,000 for the year ended December 31, 1997, compared to $4,500,000 for the year ended December 31, 1996, an increase of 49%. These increases are explained above under Revenues and Investment Management and Other Fees.

      Operating Expenses. Operating Expenses were $10,500,000 for the year ended December 31, 1997, compared to $8,500,000 for the year ended December 31, 1996, an increase of 24%. These increases were due primarily to an increase in salaries and benefits which increased $1,400,000 or 40%, and depreciation and amortization increased as a result of the expansion of the Company's products and services, the development of internal systems and the servicing of several new distribution channels and customers, primarily PMCIS, Republic National Bank and Ernst & Young LLP. On a favorable note, the Company has been able to decrease payroll and related expenses in 1998 which will result in savings of approximately $1,500,000 annually; this is the result of layoffs, attrition, and the PMCIS acquisition. The Company does not anticipate significant purchases of equipment or capital assets in 1998.

      Income Taxes. The Company's effective tax rate for 1997 is 0.

      Net Loss. The Company recorded a net loss of $3,800,000 for the year ended December 31, 1997 as compared to $4,000,000 for the year ended December 31, 1996. The improvement in earnings was the result of revenues growing at a faster pace than direct and operating expenses. However 1997 earnings estimates were not met. This was due to higher than expected the costs related to: development of the infrastructure to support new business relationships; management restructuring; the PMCIS acquisition; and raising capital.

      The Company is in the process of converting certain assets under administration from one portfolio accounting system to a third party system. The ability to transfer those accounts, maintain customer satisfaction, and manage related operating costs could impact the financial results of the Company.

      The revenues of the Company are directly dependent upon the amount of assets under management or administered by the Company. A decline in market value or in assets under management as a result of market conditions or customer satisfaction could impact the future profitability of the Company.

Liquidity and Capital Resources

      At December 31, 1997, the Company had cash of $3,000,000, a substantial portion of which was held in short-term interest bearing accounts, including restricted cash of $1,500,000.

      Year Ended December 31, 1997. Cash used in operating activities was $3,400,000. This was due primarily to a net loss from operations. Cash used in investing activities was $6,400,000. Cash used in investing activities was the result of goodwill generated from the PMCIS acquisition and capital expenditures incurred as a result of business expansion. Cash provided by financing activities of $6,300,000 was primarily related to the September 1997 private placement of common stock.

      PMCIS Acquisition and Financing. On September 24, 1997, the Company completed the acquisition of PMCIS (formerly ADAM
Investment Services, Inc.), a financial services and investment advisory company headquartered in Atlanta, Georgia. PMCIS has provided investment consulting services to institutional investors since 1980. PMCIS' primary services are based around mutual funds. PMCIS offers seventeen model portfolios constructed using no-load mutual funds and funds available at net asset value. These "standard" portfolios consist of five global tactical asset allocation portfolios, five global strategic asset allocation portfolios and seven asset class portfolios that concentrate on narrow asset class groups. PMCIS also has five strategic asset allocation portfolios constructed using mutual funds that invest in companies that are identified as operating in a socially responsible manner. PMCIS' mutual fund portfolios are also offered as options for use by 401(k) plans and with several insurance companies within variable life and variable annuity contracts. PMCIS currently has a staff of approximately
16 people who are located either in its corporate headquarters in Atlanta, Georgia or in the Company's headquarters in Denver, Colorado. In 1995, PMCIS acquired Optima Funds Management, Inc. ("Optima"), a company that provides mutual fund wrap services to clients. Optima was merged into PMCIS in December, 1997.

      The agreement providing for the acquisition of PMCIS by the Company provided that the Company would acquire all of the outstanding capital stock of PMCIS for up to $9.0 million in cash and up to $200,000 in Common Stock if certain conditions are met over time. In addition, the Company agreed to assume the normal operating liabilities of PMCIS at closing of the acquisition, estimated to be approximately $1.6 million. At the closing of the PMCIS transaction, the Company paid $5,000,000 in cash and agreed to make two earn-out payments on the first and second anniversary dates of the closing. The first earn-out payment will equal 1.0% of PMCIS' standard fee assets under management in excess of $500 million, determined on the one-year anniversary of the closing of the PMCIS acquisition, not to exceed $2.0 million, plus interest thereon at a rate of 8.75%. The second earn-out payment will equal 1.0% of PMCIS' standard fee assets under management in excess of $700 million, determined on the two-year anniversary of the closing of the PMCIS acquisition, not to exceed $2.0 million. The Company anticipates that PMCIS will continue to operate as a wholly owned subsidiary of the Company in the future.

      In connection with the PMCIS acquisition, on September 24, 1997, the Company sold 1,220,749 shares of its Common Stock in the PMCIS Private Placement at a price of $6.00 per share (adjusted for the Reverse Split). The proceeds from this transaction, after deducting expenses relating to the issuance of the Common Stock, were approximately $6,500,000, of which the Company used $5,000,000 to purchase PMCIS at the PMCIS closing. The additional $1,500,000 is currently being used by the Company for working capital purposes.

      Cash Flow Requirements. Most of the Company's ongoing losses and additional cash flow requirements relate to its addition of staff and incurrence of capital expenditures in anticipation of establishing and developing new distribution relationships, specifically new institutional clients and, more recently, the increased spending in integrating the PMCIS business in the Company. The Company recognizes that there generally is a substantial delay between when such relationship costs as these are incurred and when the related revenues are recognized. While there can be no assurance such will be the case, the Company anticipates that its use of cash will increase in the first quarter of 1998 before decreasing in the second and third quarters of 1998 as cash is received from developing distribution relationships and the PMCIS business is more fully integrated into the Company. Future cash needs will depend largely upon the Company's success in developing customer relationships and servicing existing relationships, with the intended result of increasing assets managed using the Company's products and services. See "Risk Factors-Future Operating Losses May Result in Need for Additional Capital." The Company anticipates that it will continue to experience operating losses until such time as it can realize the benefits of: the PMCIS acquisition, the related assets under management and the expected economies of scale of merged operations; employee attrition and turnover, and related reduction in payroll and associated costs; the launching of new institutional programs and the realization of associated fee income; and, other developing relationships and the ability to leverage personnel and manage operating costs in a normal operating environment.

      On March 9, 1998, the Company obtained a line of credit in the amount of $600,000 from a bank to finance the outstanding receivable from Ernst & Young. Pursuant to its agreement with Ernst & Young, the Company is to receive certain minimum revenues quarterly through 1998. Those revenues are reflected as an account receivable in the amount of $733,000 at December 31, 1997.

      The Company is currently investigating sources of short and long term capital as well as the restructuring of certain operational systems and customer relationships, in order to support its working capital requirements for the balance of 1998. The Company's future liquidity needs are dependent upon the Company's ability to generate higher levels of cash flow from operations, to borrow funds, to complete additional equity offerings, or to reduce operations, or a combination of the above. There can be no assurance that financings will be available to the Company or that the Company will otherwise find sources to meet its cash flow requirements.

      The Company has historically incurred net losses and accordingly experience cash flow problems. As a result of the acquisition of PMCIS, the Company is obligated to make a deferred purchase payment on September 24, 1998. The payment will be equal to 1.0% of certain PMCIS assets under management in excess of $500,000,000, with the payment not to exceed $2,000,000. As of December 31, 1997, this payment would not be able to be made principally due to the fact that $1,400,000 of cash is restricted. In addition, through the first quarter of 1998, continuing losses from operations have resulted in the Company's cash balances decreasing further. In March 1998, the Company implemented a cost reduction plan. Management believes that this plan along with projected increases in revenues and deferral of payments of expenses should allow the Company to continue without requiring additional resources, excluding the PMCIS payment. The Company is currently investigating sources of short and long term capital to meet the PMCIS payment as well as working capital needs. Should additional capital not be raised, the Company will be required to restructure the terms of the PMCIS payment, to remove the restriction from its cash balances, restructure its operations or a combination of the above. See "Risk Factors-Future Operating Losses May Result in Need for Additional Capital."

      1996 Private Placement and Restructuring. In December 1996 the Company completed a private placement of 1,294,250 shares of Common Stock at a price of $8.50 per share. Also in December 1996, the Company completed a restructuring of its debt and a partial restructuring of its outstanding Preferred Stock. The restructuring involved (i) the payment of all outstanding interest on the Bedford loans, the repayment to Bedford of $1,976,250 of outstanding principal on the Bedford loans, the exercise by Bedford of warrants to purchase 255,937 shares of Common Stock and the delivery by Bedford of canceled promissory notes in the amount of $1,023,750 in satisfaction of the exercise price of the warrants, the cancellation of Bedford's remaining warrants, and the issuance to Bedford of new warrants to purchase up to 37,500 shares of Common Stock at an exercise price of $8.50 per share; (ii) the issuance of 375,000 shares of Common Stock upon the exercise of warrants issued to investors in connection with the Company's private placement of promissory notes and warrants in December 1995/January 1996 and May/June 1996 and the delivery of canceled promissory notes in the aggregate principal amount of $1,500,000 in satisfaction of the exercise price of such warrants, payment by the Company of all interest accrued on such notes as of the exercise date, and the issuance of new warrants to purchase an aggregate of up to 37,500 shares of Common Stock to such investors; (iii) the repayment of the November 1996 bridge loan, and (iv) the conversion of 173,120 shares of Preferred Stock into 59,510 shares of Common Stock, resulting in a reduction in the Company's cumulative dividend obligation to the holders of Preferred Stock from $583,576 as of September 30, 1996, to $322,700 as of December 31, 1996. The conversion of additional shares of Preferred Stock into Common Stock was effected in January 1997.

      As a result of the private placement and restructuring, the Company's shareholders' equity increased from a $4,047,682 deficit at September 30, 1996 to $6,270,537 at December 31, 1996 and cash increased from $701,160 at September 30, 1996 to
$6,499,000 at December 31, 1996.   Through December 31, 1997,
approximately $1.4 million of the net proceeds was pledged by the Company as collateral for a loan made to a limited liability company owned and controlled by the Company's Chief Executive Officer, approximately $1.8 million was used to pay aged accounts payable of the Company in late 1996 and early 1997 and approximately $1.8 million was used to fund the Company's other working capital and capital expenditure requirements during 1997. See "Business-Corporate History-Phillips & Andrus LLC; KP3, LLC."

      Uses of Cash. Between December 31, 1996, and December 31, 1997, cash and cash equivalents decreased from $6,499,000 at December 31, 1996 to $3,000,000 ($1,500,000 of which was unrestricted) at December 31, 1997 as the Company made capital investments into furniture, fixtures and product development and reduced other liabilities and accounts payable. Investment management fees receivable increased $736,000 during the period primarily as a result of the accrual of fees due from the new relationships being established with Institutional Channels. Other assets and liabilities have increased as a result of the PMCIS acquisition and in conjunction with the increase of sales volume. See "-Results of Operations-Twelve Months Ended December 31, 1997 Compared to Twelve Months Ended December 31, 1996."

      In January 1997, the Company provided assistance to Mr. Phillips, the Company's President and Chief Executive Officer, by pledging cash collateral in the amount of $1,890,000 to a bank in connection with the bank's loan to KP3, LLC (" KP3"), a company owned and controlled by Mr. Phillips. The loan was made to KP3 for the purpose of financing payment of the deferred portion of the purchase price of 410,961 shares of the Company's Common Stock owned by KP3 that were purchased from Mr. Marc Geman, a former officer of the Company, at the time he terminated his association with the Company (the " KP3 Shares"). See "Business-Corporate History-SEC Investigation and Settlement." The Company agreed to provide collateral for the loan for up to two years and to lend funds to KP3 to service interest payments on the loan during that period. The pledge by the Company of collateral for the loan permitted the deferred portion of the purchase price of the Company's Common Stock to be paid to Mr. Geman, thereby eliminating the possibility that Mr. Geman could reacquire a substantial stock ownership in the Company. See "Business-Corporate

 History-Phillips & Andrus, LLC; KP3, LLC."
Through December 31, 1997 and March 31, 1998, the Company had lent $150,800 and $190,000, respectively, to KP3 specifically to service interest payments on the KP3 loans. KP3 has agreed to reimburse the Company for all amounts paid by the Company toward the loan or for collateral applied to the loan, including interest at an annual rate of 9% and has granted the Company a security interest in the KP3 Shares. Such loan was restructured through a different bank on October 1, 1997 and April 15, 1998. In connection therewith, the Company has provided two cash collateral guarantees totaling $1,750,000; the Company retains the 410,961 KP3 shares as collateral. The due date of the new loans are December 31, 1998.

      Capitalized Software Development Costs. The Company has incurred significant costs during the past several years in developing internal operational systems and in developing, marketing and supporting its proprietary Allocation Manager (TM) investment advisory software for use by professional financial consultants and expects to have continuing costs in 1997 relating to the enhancement of Allocation Manager (TM). Prior to achieving technological feasibility in 1995, the Company incurred approximately $50,000 in research and development costs after receiving the products from the unrelated individuals. These costs have been included in the statement of operations for 1995. All subsequent costs incurred directly related to the development of the software were capitalized. Capitalized costs are being amortized over the economic life of the software, which in this case is three years. The Company's policy is to capitalize all software costs incurred in developing computer software products until such products are available for release to customers. Subsequent cost incurred to enhance and redesign existing software products are capitalized and such capitalization ceases when the enhanced or redesigned products are released. It is the Company's policy to amortize and evaluate software for net realizable value on a product-by-product basis. The software became available for sale, subject to enhancement and customization, during 1996. The Company's plans to generate revenues from this product are four-fold: license fees, customization fees, a continuing fee equal to a percentage of assets under management of the end users purchasing such software, and annual maintenance fees. Costs of maintenance and customer support are charged to expense when the related revenue is recognized, or when those costs are incurred, whichever occurs first.

      The Company has also capitalized the acquisition costs of software acquired from third parties in connection with the development of its internal systems. See "-Results of Operations-1996 Compared to 1995-Software Development Costs."

      Other Matters. In seeking to capture greater market share, the Company has introduced restructured and unbundled pricing which in some instances results in lower pricing for some of its services in certain of its distribution channels. The Company may make additional adjustments in the future. As a result of the restructured pricing, gross revenues as a percentage of assets under management may decrease.

      The Company anticipates that it will continue to experience operating losses until such time, if ever, as investment management fees from managed assets and consulting and license fees increase sufficiently to cover the Company's increasing operating expenses. The Company is investigating sources of long and short term capital, as well as the restructuring of certain of its operational systems and customer relationships in order to obtain and/or generate sufficient working capital to meet its requirements for the balance of 1998. There can be no assurance that the Company's products and services will be successful, that they will generate adequate revenue to meet the Company's capital needs, that sources of capital will be available to the Company as the need arises, or that the Company will become profitable in the future. See "Risk Factors-Future Operating Losses May Result in Need for Additional Capital", and "-PMCIS Acquisition Contingent Payments."


                             BUSINESS

Industry Overview

      The financial services industry has been one of the fastest growing sectors in recent years. As the industry has grown, a substantial shift from commission and transaction-based products to advisory and fee-based products has occurred. Evidenced most clearly in the popularity of mutual funds, consumer demand for investment advice and services in connection with managed asset products has increased enormously over the past 10 years. The mutual fund industry has grown from 1,528 funds encompassing $495 billion of assets in 1985 to 6,809 funds encompassing $4.49 trillion of assets in 1997. Increasingly, investors are looking for expertise to assist them in understanding the range of investment products that are currently marketed. As such, managed account programs, such as asset allocation and wrap accounts which assist investors in developing and implementing appropriate investment strategies, have grown significantly to service this segment of the marketplace. Wrap programs, which offer a highly-personalized, fee-based (as opposed to commission-based) platform for financial management, have grown to more than $139 billion in assets at year-end 1996.


      In recent years, there have been two principal objectives in the development and marketing of asset allocation and wrap programs. First, to improve customer service, programs were developed offering asset allocation and professional money management services that would better position a customer s investment portfolio. Asset allocation is believed to be a significant determinant of successful long-term investment performance. In addition, by consolidating the numerous investment services, costs of portfolio management can often be reduced as compared to purchasing individual services in traditional a la carte fashion. The second reason for developing these programs was to shift customer assets from dormant custody accounts, which traded periodically and without predictability, into predictable revenue producing assets for the sponsoring firm. In developing a "trust building" product, wrap program sponsors provide the following four basic functions for a customer in addition to money management, brokerage and custody services: (i) customer evaluation, (ii) asset allocation and investment policy development, (iii) investment management evaluation and selection, and (iv) quarterly monitoring and reporting services.


      As wrap programs have grown in size and popularity, investment portfolio managers (those that manage individual accounts consisting of stocks and bonds) and mutual fund distributors are increasing their involvement within these programs. These programs give money managers and mutual funds the ability to market themselves and participate in distribution channels of financial planners, which in turn provide them with the opportunity to increase their assets under management. With attention rapidly shifting to long-term asset allocation strategies, consultant wrap assets, assets managed by professional money managers, have grown from $60 billion in 1993 to$103.2 billion in 1996, while mutual fund wrap assets have grown from $8 billion in 1993 to $36.2 billion in 1996. In 1988, assets in these wrap programs were estimated at less than $2 billion.

Background of the Company

      Founded in 1986, the Company is an independent sponsor of privately managed accounts and asset allocation and wrap programs. The majority of the Company's revenues are derived from its individually managed wrap program, which the Company created and has administered since 1987. In addition to its traditional wrap program, since 1994 the Company has invested in developing a range of related technology-based services and has added staff to develop and support the Company's new products. The Company's products and services are designed to assist professional financial consultants in their efforts to market high quality, fully diversified portfolio management products. Through the use of technology, the Company assists third-party financial advisors such as banks, insurance companies and brokerage firms (collectively, "Institutional Channels") and independent financial planners ("Independent Channels") in allocating and diversifying a customer's investment portfolio across multiple asset classes and investments. In respect to Institutional Channels, the Company's products allow for a repeatable sales process which helps increase sales productivity while ensuring compliance with the Institutional Channels' corporate and regulatory policies.

      The Company has a staff of approximately 89 people, including approximately 55 professionals, and conducts business in a number of countries. The Company has four subsidiaries:
(i) Portfolio Management Consultants, Inc., an investment advisory firm; (ii) Portfolio Brokerage Services, Inc., a broker/dealer;
(iii) Portfolio Technology Services, Inc., which specializes in developing proprietary software for use in the financial services industry; and (iv) PMCIS Investment Services, Inc., an investment advisory firm which specializes in mutual fund asset allocation products.


Products and Services

Portfolio Management Consultants, Inc.

      Portfolio Management Consultants, Inc. ("PMC"), a wholly owned subsidiary of the Company, currently has four discrete but vertically integrated product lines. Each product offered by PMC is designed to assist professional financial consultants in various aspects of their business. The four services are:
(i) Private Wealth Management (TM), PMC's individually managed asset and wrap account program, (ii) Allocation Manager (TM), a mutual fund asset allocation program available both on paper and through the Company's proprietary software that provides comprehensive and detailed investment suitability analysis, recommended allocation of assets, portfolio modeling and rebalancing, and comprehensive portfolio performance reporting, (iii) Managed Account Reporting Services ("MARS"), a portfolio accounting and reporting service that operates as a service bureau, and (iv) Style Manager (SM), a discretionary money management program, using style index funds and mutual funds, that offers equity style rotation. In addition, PMC provides consulting services to Institutional
Channels and high net worth customers.

      Private Wealth Management(TM)

      Private Wealth Management (TM), PMC's multi-manager institutional wrap program, has historically been PMC's largest revenue producer. Targeted toward customers with high net worth (typically having a portfolio larger than one million dollars), Private Wealth Management (TM) assists financial planners in assembling a custom-selected team of professional money managers which precisely matches an individual investor's personal investment goals, risk tolerance, and objectives.

      Each portion of an individual's portfolio (allocated into asset classes such as equity, fixed income and cash, and asset sub-classes such as value, growth, large cap, small cap, and emerging markets) is managed by an institutional money management firm that has been chosen from PMC's list of recommended managers as best suited to match an investor's investment philosophy within a specific discipline. An important and proprietary component of the Private Wealth Management (TM) program involves the basis of selection of these money managers. PMC currently recommends a number of independent money managers for its Private Wealth Management (TM) multi-manager program, representing a diverse range of philosophies and styles. These managers are chosen based largely on quantitative analysis emphasizing return-based, multi-factor style benchmarking. High correlation to benchmark indices, supported by positive alpha, are necessary to meet the "Preferred" standard for manager recommendations. Also considered in manager evaluations are historical performance, investment philosophy and style, disciplines, employee turnover, rate of growth, accounts gained or lost, and industry reputation. To help a customer choose and understand investment options, PMC provides detailed profiles on money managers in the context of style and methodology to achieve maximum investment diversification. Additionally, PMC will provide guidance on the termination of existing managers and the rebalancing of the customer s assets. The Company considers periodic portfolio rebalancing decisions to be an extremely important determinant of long-term performance. Thus, several rebalancing options are offered within PMC's private account programs.

      Private Wealth Management (TM) is marketed under both the PMC label and private labels. Institutional Channels currently using private-label versions of Private Wealth Management (TM) include Chase Investment Services Corp., National Financial Correspondent Services ("NFCS"), the wholly-owned brokerage and securities clearing subsidiary of Fidelity Management and Research, Israel Discount Bank of New York, Ernst & Young LLP, Republic National Bank of New York, TD Securities, Inc., an affiliate of Toronto Dominion Bank and Cowen & Company. The relationship with Ernst & Young also encompasses institutional consulting, Allocation
Manager (TM) services, and MARS. Additionally, PMC distributes Private Wealth Management (TM) under its own name through thirty financial planning broker-dealers and investment advisors representing more than 10,000 registered sales professionals. To support the sales process, the Company employs a staff of marketing representatives. The Company has a joint marketing agreement with Schwab Institutional Management ("Schwab"), pursuant to which a specialized version of the Private Wealth Management (TM) program is marketed to independent investment advisors who utilize the services of Schwab. Currently, PMC is servicing Institutional Channels in the United States, Canada and seven Latin American countries with many institutional money managers participating in the Company s wrap programs.

      Allocation Manager (TM)

      Allocation Manager (TM), introduced in late 1995 and as an operating product during the third quarter of 1996, is a Windows-based software program. The program is designed to aid in the solicitation, sale, and servicing of mutual funds, variable annuities, offshore investments and other selected financial products. A highly-flexible program based upon theories of mass customization, Allocation Manager (TM) has the capability of being tailored for use by specific financial distribution channels having their own proprietary product mix. This product assists in guiding a wide range of investors through the complex process of choosing an appropriate combination of mutual funds.

      Allocation Manager(TM) was built with the intention of being customized by PMC's existing and prospective clients, many of whom have proprietary families of mutual funds. As a result, Allocation Manager (TM) supports a broad range of financial products and programs, both domestically and globally, and can be customized to the individual requirements of Institutional
Channels. Customized versions of Allocation Manager (TM) have been created for Chase Investment Services Corp., Ernst & Young LLP, Republic National Bank of New York, CIGNA Financial Services,
MONY Securities Corporation, Texas Commerce Bank and others.

      A version of Allocation Manager (TM), called Fund Counselor (SM), is being marketed by NFCS. Under the Fund Counselor (SM) program, NFCS will provide brokerage, clearing and custodial services and will make the program available to its more than 225 bank, insurance and financial planning broker/dealers. Allocation Manager (TM) is being distributed through the Schwab system pursuant to a joint marketing agreement. It is also being made available to correspondents of EVEREN Clearing Corp.

      Based upon (i) the substantial growth in the mutual funds industry over the last 15 years, (ii) investor trends in mutual fund investment and (iii industry expectations, management believes PMC s existing expertise and operations will permit a smooth integration of this new program with existing products and services offered by the Company while expanding and diversifying the distribution channels for such products and services.
Because the program also provides educational tutorials, training modules and dynamic portfolio modeling, Allocation Manager (TM) is much more than simply a "front-end" sales tool. It can be positioned as a technology sale with licensing revenues to PTS or it can be positioned, subject to applicable regulatory guidelines and restrictions, as an investment management tool, allowing PMC to receive asset-based pricing.

      Managed Account Reporting Services

      Management believes that as a result of the growth within the fee-based financial advisory segment of the industry over the past ten years, many institutions have been seeking ways to improve their reporting capabilities. The Company's MARS is used by financial professionals in providing customers with the increasingly important value-added services of portfolio performance reporting and cost-based tax accounting. Essentially a service bureau/data processing service, MARS leverages a PMC core competency, allowing PMC to sell, on a stand alone basis, its monthly and quarterly reports.

      MARS provides detailed statements that include comprehensive management reporting, account reconciliation and cost-based accounting on a full-accrual basis. In addition, PMC provides full color, quarterly performance reports detailing the investor's objectives and performance of each investment strategy, money manager or mutual fund, as well as the entire portfolio.

      During 1996 PMC entered into an agreement with National Financial Services Corporation, an affiliate of Fidelity Management and Research ("NFSC"), to manage NFSC's newly created performance reporting service called MAPS Tool Box ("MAPS").
MAPS provides NFSC s correspondents with access to high quality, quarterly performance reports and tax lot, cost basis and fully accrued account statements. This service is targeted at high net worth investors managed by financial planners and financial consultants who use the securities clearing services of NFSC. MARS is also being marketed within the Schwab system to the many investment advisors that use Schwab's custodial services. Effective October 1997, the Company began providing MARS reports to clients of Scotia McLeod, Inc. through a third party vendor agreement with Infowise, Inc.

      Style Manager (SM) Asset Management Products

      Style Manager (SM) is a family of discretionary asset management products which recommend strategies for the periodic rebalancing of both institutional and retail investor portfolios. Through the use of Style Manager (SM), clients portfolios are periodically rebalanced through the rotation of U.S. equity styles (i.e., growth and value companies and large, mid and small capitalization companies), with the intention of capturing superior performance that results from taking advantage of certain cyclical sector inefficiencies in the U.S. equity markets. Recommended shifts in equity allocations are designed to move assets away from under-performing sectors into those likely to perform best. Although Style Manager (SM) recommends shifts within the U.S. equity markets, it does not recommend shifts between macro asset classes such as stocks, bonds and cash, thus the program is not a market timing program as the term is generally used. Currently, three Style Manager (SM) versions have been developed.

Portfolio Brokerage Services, Inc.

      Portfolio Brokerage Services, Inc. ("PBS"), a wholly owned subsidiary of the Company, is registered as a broker/dealer with the NASD and in all U.S. jurisdictions. PBS executes security transactions for certain of PMC s privately managed account programs on behalf of its customers through the customer s custodian bank on a delivery vs. payment basis. A self-clearing broker/dealer, substantially all trading activity of PBS is unsolicited and initiated by the independent money managers used in PMC's Private Wealth Management (TM) program. Managers make all buy and sell decisions and place most orders with PBS for execution. PBS executes substantially all trades through third-party market makers. All transactions are effected on an agency basis.

Portfolio Technology Services, Inc.

      Portfolio Technology Services, Inc. ("PTS"), a wholly owned subsidiary of the Company, is a technology company dedicated to assisting the Company in providing innovative products to the financial services industry. PTS leverages the product knowledge of PMC to design and build integrated product solutions to meet the challenge of consolidating products and pricing in multiple segments of the financial services industry. As its primary contribution to the Company, PTS has developed the sales workstation platform used for Allocation Manager (TM) and communication interfaces to multiple custodial systems. PTS licenses its technology and provides customization services in support of the Company's relationship with its Institutional Channels. The Company estimates that it has spent approximately $1.1 million for software development activities in its last two fiscal years. In some cases, customers may bear the cost of such activities directly when software is customized for their particular requirements. Payments by customers for this purpose during the last two fiscal years are not material.

PMCIS Investment Services, Inc.

      PMCIS Investment Services, Inc. ("PMCIS"), formerly ADAM Investment Services, Inc., was formed in 1980 to provide investment consulting services to institutional investors.
PMCIS' primary services are based around mutual funds. PMCIS offers 17 model portfolios constructed using no-load mutual funds and funds available at net asset value. PMCIS' mutual fund portfolios are offered as options for use by 401(k) plans and with several insurance companies within variable life and variable annuity contracts.

      Today PMCIS offers independent financial advisers a variety of investment services for use in helping their clients reach their financial goals. With respect to standard fee assets under management, PMCIS' services typically are provided for a fee that is based on a percentage of assets under management. Fees based on managed assets typically range from 100 to 185 basis points per year. Fees are reduced as accounts reach certain breakpoints. Occasionally fees are established on a negotiated basis. PMCIS collects all fees directly from client accounts and pays the adviser's portion to the adviser. In certain instances PMCIS does not collect the adviser's portion of the fee and the adviser invoices the client directly.

      The services PMCIS provides are described below:

      Mutual Fund Portfolios. PMCIS offers 17 model portfolios constructed using no-load mutual funds and funds available at net asset value. These "standard" portfolios consist of five global tactical asset allocation portfolios, five global strategic asset allocation portfolios and seven asset class portfolios that concentrate on narrow asset class groups. PMCIS will also construct customized mutual fund portfolios for larger accounts.

      Socially Responsible Portfolios. PMCIS offers five strategic asset allocation portfolios constructed using mutual funds that invest in companies that are identified as operating in a socially responsible manner. These portfolios are targeted to individual investors as well as endowments and foundations that support social or religious causes.

      401(k) Services. PMCIS offers its mutual fund portfolios as options for use by 401(k) plans. PMCIS has developed marketing, enrollment and educational material for use in the 401(k) market. PMCIS has also developed relationships with custodial and record keeping firms that work with advisers using PMCIS' 401(k) services.

      Insurance and Annuity Services. PMCIS has developed relationships with several insurance companies under which it provides asset allocation and portfolio construction services within variable life and variable annuity contracts. Financial advisers can use these contracts in conjunction with PMCIS' mutual fund portfolios to manage an investor's assets in a consistent manner both inside and outside of insurance policies.

      Private Label Program. PMCIS has developed and is initiating a "private label" program that will allow advisers to determine the asset allocation strategy and select the mutual funds used in constructing client portfolios. This program will give advisers more involvement in, and influence over, investment strategy and portfolio construction.

      Marketing, Education and Training Services. PMCIS provides advisers with a variety of marketing materials, newsletters, slide presentations, software and proposal preparation services that support the advisers' efforts to market PMCIS' services. PMCIS also supports advisers' marketing efforts through field wholesalers and in-house customer service personnel. PMCIS educates advisers in its investment approach and trains advisers how to market its services through visits to the advisers' offices and through periodic regional seminars.

      Back-Office and Administrative Services. PMCIS assists advisers in opening client accounts and monitors and trades client portfolios on a discretionary basis. PMCIS provides comprehensive quarterly reports to all clients.

      Distribution. PMCIS distributes its services through six marketing representatives who are supported by five account servicing representatives. Marketing representatives recruit new advisers to use PMCIS' services and provide training and marketing support to advisers on an ongoing basis. Account servicing representatives support the efforts of the marketing representatives and provide customer assistance to advisers.

      In 1995, PMCIS acquired Optima Funds, Inc. ("Optima"), a registered investment advisor. Optima was merged into PMCIS in December 1997. At the time of the merger, Optima provided mutual fund wrap services to clients with assets under management of approximately $100 million. PMCI' current Chief Investment Officer was the President and Chief Investment Officer of Optima.

Significant Relationships

      Most of the Company s gross revenues are generated by fees from the Company s Private Wealth Management (TM) investment advisory programs. The programs are marketed and sold by Institutional Channels and Independent Channels either under the Company's name or under the "private label" of such channel. The Company has no reason to believe that its current investment advisory relationships will not continue to generate revenues for the Company consistent with prior years.

      Pursuant to a joint marketing agreement between the Company and Schwab, a specialized version of the Private Wealth
Management (TM) program is being marketed as an optional additional service to independent registered investment advisors ("RIAs") who utilize the services of Schwab. Schwab provides custody and clearing services for independent RIAs. With respect to Schwab Institutional Management's RIA customers who determine to use the Company's products and services, Schwab will provide brokerage, custody and securities clearing services while PMC will provide asset allocation, money manager due diligence, monthly and quarterly reporting, sales support and training.

      In July 1997, the Company and PTS entered into agreements with Ernst & Young LLP to provide institutional consulting, Private Wealth Management (TM), Allocation Manager (TM) and MARS reporting services. Under the agreement, the Company provides end-to-end investment advisory services to Ernst & Young LLP in support of its advisory and reporting services to clients. Also in 1997, the Company entered into agreements with Republic National Bank of New York to provide customized software, advisory and reporting services in connection with both mutual fund and privately managed accounts.

      The Company targets other means of distribution, and has executed selling agreements with new Institutional Channels for its products. These new relationships include CIGNA Financial Services, Inc., Cowen & Company, Texas Commerce Bank and EVEREN Clearing Corp.

Competition

      In offering services through its Institutional and Independent Channels, the Company competes with other firms that offer wrap and managed account programs. These distribution channels in turn compete with banks, insurance companies, large securities brokers and other financial institutions which offer wrap or managed account programs to the public. The Company believes that firms compete in this market primarily on the basis of service, since the wrap fees charged by others are similar to those charged by the Company. While a number of firms each provide a portion of the services provided by the Company through its Institutional Channels, the Company believes it is one of a few firms offering integrated services to customers. Firms that compete with the Company in providing services to its Independent Channels and Institutional Channels have more financial resources and greater recognition in the financial community than the Company. Competitors may reduce the fees charged for wrap or managed account programs or pursue other competitive strategies that could have an adverse impact on the Company.

      The Company's success is in large part a function of the Independent Channels and Institutional Channels through which its services are offered to others. There are many alternatives to wrap programs that are being offered to the public, such as life cycle funds, asset allocation funds, portfolio strategies and third-party asset allocation services, and these services are competitive with those offered by the Company. As financial institutions continue to grow and build in-house asset administration service capabilities, some will be able to provide these services internally rather than using outsourcing providers. Competitors may succeed in developing products and services that are more effective than those that have been or may be developed by the Company and may also prove to be more successful than the Company in developing these products and marketing these services to third-party asset managers.

      The Company believes that there will be increasing demand in the financial services industry for the delivery of products and services electronically or on-line. At present, the Company delivers or makes available certain of its products and services to selected clients through the Internet or electronically. The Company's products were developed with Internet delivery in mind and the Company anticipates that a modest investment of resources over the coming year will result in significantly broader availability of its products and services on-line. There can be no assurance, however, that the Company will be able to keep pace with its competitors in the electronic delivery of services.

Government Regulation

      The Company's business falls entirely within the securities industry, an industry which is heavily regulated by the federal and state governments. New regulatory changes affecting the securities industry could adversely affect the Company's business. In addition, as investment advisers and a broker/dealer, the Company's subsidiaries are subject to regulation by the Commission, the NASD and state regulatory agencies. Consequently, the Company could become subject to restrictions or sanctions from the Commission, the NASD or such state regulatory agencies. It is impossible to predict the direction future regulations will take or the effect of such regulations on the Company's business.

Year 2000

      Many existing computer programs use only two digits to identify a specific year and therefore may not accurately recognize the upcoming change in the century. If not corrected, many computer applications could fail or create erroneous results by or at the year 2000. Due to the Company's dependence on computer technology to operate its business, and the dependence of the financial services industry on computer technology, the nature and impact of Year 2000 processing failures on the Company's business could be material. The Company is currently modifying its computer systems in order to enable its systems to process data and transactions incorporating year 2000 dates without material errors or interruptions.

      The success of the Company's plan depends in large part on parallel efforts being undertaken by other entities, including third party vendors, with which the Company's systems interact and therefore, the Company is taking steps to determine the status of these other entities' Year 2000 compliance. The Company is formulating contingency plans to be implemented in the event that any other entity with which the Company's systems interact, or the Company itself, fails to achieve timely and adequate Year 2000 compliance.

      The Company currently expects that costs to comply will not be material since these costs will be substantially borne by outside entities. These costs exclude the time that may be spent by management and administrative staff in guiding and assisting the information technology effort described above or for bringing internal systems into Year 2000 compliance.

Corporate History

SEC Investigation and Settlement

      During November 1993, the staff of the Commission began an examination of PMC and in January 1994, the Commission issued a "Formal Order of Investigation." In April 1994, the staff of the Commission made a formal enforcement recommendation against PMC, its President Mr. Kenneth S. Phillips and its former Chief Executive Officer, Mr. Marc Geman. Mr. Geman terminated his association with the Company to pursue other interests at the closing of the initial Bedford Loan in July 1995. See "- -Bedford Financing" and "- -Phillips & Andrus, LLC; KP3, LLC." The recommendation alleged that PMC and such officers had violated anti-fraud provisions of the Securities Act, the Exchange Act and the Investment Adviser's Act of 1940, and the record keeping requirements of the Exchange Act.

      Over the course of the following two years the Company committed significant resources to its defense and the defense of its officers. The case addressed issues associated with disclosures and standards of "best execution" in advisory and wrap programs. The investigation adversely affected the Company s new business development activities during the period, as very few firms were willing to develop relationships with the Company while an enforcement recommendation was pending.

      On June 27, 1996, PMC and Mr. Phillips announced that they had reached a settlement agreement with the Commission. Pursuant to the settlement agreement, PMC and Mr. Phillips, without admitting or denying the Commission s allegations, consented to an Order whereby PMC agreed to engage a compliance executive and to refund net principal trading profits together with prejudgment interest thereon, in an amount to be determined by an independent accountant. The net trading profits were determined to be $457,000, plus $146,000 of interest through the date of payment. The refund process was completed in May 1997. In addition, Mr. Phillips agreed to a censure and payment of a $25,000 fine.

      On June 27, 1996, administrative proceedings were instituted against Mr. Geman, as an individual, by the Commission in connection with the above described investigation. A hearing was held before an administrative law judge on November 5 and 6, 1996. On August 5, 1997, the administrative law judge issued his initial decision finding that, although the Company met its obligations to its clients to provide "best execution", Mr. Geman aided, abetted, and caused violations by the Company of the anti-fraud provisions of the federal securities laws and books and records violations of the Securities Exchange Act of 1934.
The decision barred Mr. Geman from associating with any broker or dealer, investment advisor, investment company, or municipal securities dealer, with the right to re-apply in eighteen months. Mr. Geman was ordered to cease and desist from committing or causing violations of the securities laws and was ordered to pay civil money penalties in the amount of $500,000. Both Mr. Geman and the Commission have appealed the decision.

Bedford Financing

      In July 1995, the Company entered into a transaction with Bedford Capital Financial Corporation ("Bedford") pursuant to which Bedford loaned $1.2 million to the Company and received an option to loan up to an additional $1.8 million to the Company for a specified period of time and pursuant to certain call provisions. Each dollar loaned carried a ten-year warrant to purchase one share of the Common Stock at an exercise price of $4.00 per share. In connection with this funding and the related shareholder and investment agreements, Bedford received certain rights including, but not limited to, the right to elect two of the Company's five directors, the right to receive options that mirrored certain issuances or option grants by the Company, and a security interest in all assets of the Company and its subsidiaries. Contemporaneously with the closing of the July 1995 transaction with the Company, Bedford also purchased 1.0 million shares of Common Stock from Mr. Geman, the former chief executive officer of the Company who was a subject of the investigation by the staff of the Commission. Between July 1995 and July 1996, the Company obtained the full $3.0 million financing from Bedford and certain assignees of Bedford (the "Bedford Loans").

      In addition, the Company granted to Bedford certain other rights in connection with future debt and equity financings which included a right of first negotiation regarding future fundings, a 30-day exclusive negotiation period, and a right of first refusal to match unsolicited offers for financing. The Company also agreed to pay a $100,000 annual monitoring fee to Nevcorp Inc., which is owned by J.W. Nevil Thomas, who has been designated by Bedford to serve on the Company's Board of Directors.

      The Company's relationship with Bedford was restructured, and the Nevcorp agreement was terminated, in December 1996. See
"-December 1996 Restructuring."

December 1995 and June 1996 Offerings

      In December 1995 and January 1996, the Company issued a total of 482.5 units through a private offering (the "December 1995 Offering"), with each unit consisting of a convertible promissory note with a principal amount of $1,000 and a warrant to purchase 250 shares of common stock at an exercise price of $4.00 per share. During June 1996 the Company issued an additional 1,017.5 units through another private offering (the "June 1996 Offering") under substantially the same terms. These private offerings were issued primarily to employees, business associates and affiliates of the Company or Bedford. The purchasers of units in the December 1995 and June 1996 Offerings received registration rights with respect to the shares of Common Stock underlying the warrants.

Phillips & Andrus, LLC; KP3, LLC

      Phillips & Andrus, LLC, a Colorado limited liability company ("P&A"), was formed in July 1995 to acquire 410,961 shares of Common Stock from Mr. Geman in exchange for a promissory note issued to Mr. Geman in the amount of $2,015,000. The promissory note was secured by the Common Stock acquired. While Mr. Phillips, President and Chief Executive Officer of the Company, and David L. Andrus, Executive Vice President of the Company, were the members of P&A, substantially all of the membership interests in P&A were owned by Mr. Phillips. The Company and Messrs. Phillips and Andrus believed that it would be in the Company's interest that Mr. Geman's involvement with the Company and direct ownership interest in Common Stock be eliminated. In October 1996, affiliates of Bedford loaned P&A funds to make the initial interest payments on the note owed to Mr. Geman. In December 1996, after notifying its shareholders of the proposal to do so, the Company loaned a total of $250,000 to P&A to repay principal owed under the promissory note to Mr. Geman. These loans permitted P&A to avoid defaults under the promissory note owed to Mr. Geman.

      In January 1997 P&A was liquidated and the assets of P&A, consisting of the 410,961 shares of Common Stock, were transferred, subject to certain liabilities, to KP3, LLC, a Colorado limited liability company ("KP3"), the members of which are Mr. Phillips and a custodian for Mr. Phillips' son. Mr. Phillips owns substantially all of the membership interests in KP3. Also in January 1997, KP3 obtained a bank loan in the amount of $1,750,000 for a term of approximately 12 months (the "KP3 Loan"), the proceeds of which were used (i) to repay the loans made to P&A by the Company and certain affiliates of Bedford, and (ii) to prepay the balance of the principal and all interest owing under the promissory note to Mr. Geman. The Company pledged certain collateral for the KP3 Loan, valued at approximately $1,890,000, and KP3 agreed to reimburse the Company for any amount paid by it toward the KP3 Loan. KP3's reimbursement obligation is secured by a pledge of all 410,961 shares of Common Stock held by KP3. The pledge by the Company to the bank to secure the KP3 Loan permitted the promissory note to Mr. Geman to be paid and to eliminate the possibility that Mr. Geman could reacquire a substantial stock ownership in the Company. Through March 31, 1998, the Company has lent approximately $190,000, including interest to KP3 specifically to service interest payments on the KP3 loans. KP3 has agreed to reimburse the Company for all amounts paid by the Company on the loan or for collateral applied to the KP3 Loan, including interest at an annual rate of 9% and has granted the Company a security interest in the KP3 Shares. Such loan was restructured through a different bank on October 1, 1997 and April 15, 1998. In connection therewith, the Company has provided two cash collateral guarantees totaling $1,750,000 and the Company retains the 410,961 KP3 Shares as collateral. The KP3 loans are due December 31, 1998.

      Bedford and certain of its affiliates have an option, exercisable through July 26, 2000, to acquire a total of 83,750 shares of Common Stock currently owned by KP3 for an aggregate purchase price of $410,637.85, increasing at a rate of 9% per annum subsequent to July 27, 1995.

November 1996 Bridge Loan

      In November 1996, the Company borrowed $250,000 (the "November 1996 Bridge Loan") to fund its working capital requirements pending closing of the December 1996 Offering. See "-December 1996 Offering." Half of the loan was provided by Keefe, Bruyette & Woods, Inc. ("KBW"), placement agent in the December 1996 Offering, and the balance by certain members of management of the Company and a subsidiary of Bedford. The lenders received five-year warrants to purchase an aggregate of 6,250 shares of Common Stock. The warrants have an exercise price of $6.50 per share. The lenders received registration rights with respect to the Common Stock to be issued upon exercise of the warrants. The November 1996 Bridge Loan was repaid in December 1996 from the proceeds of the December 1996 Offering.

December 1996 Offering

      In December 1996 the Company completed a private placement of 1,294,250 shares of Common Stock at a price of $8.50 per share (the "December 1996 Offering"). A portion of the proceeds of the December 1996 Offering were used (i) to repay interest due and owing on the promissory notes issued in connection with the December 1995 and June 1996 Offerings, including the notes held by the father and brother of Mr. Phillips, the Company's Chief Executive Officer, Mr. Andrus, the Company's Executive Vice President, and certain employees of the Company, (ii) to repay interest due and owing under the Bedford Loans, (iii) to repay a portion of the principal on the Bedford Loans and (iv) to repay the November 1996 Bridge Loan (including the notes held by Mr. Phillips, Mr. Andrus and certain other members of the Company's management).

December 1996 Restructuring

      Simultaneous with the closing of the December 1996 Offering, the Company completed a restructuring of its debt and a partial restructuring of its outstanding Preferred Stock. The restructuring involved (i) the payment of all outstanding interest on the Bedford Loans, the repayment to Bedford and its assignees of $1,976,250 of outstanding principal on the Bedford Loans, the exercise by Bedford and its assignees of warrants to purchase 255,937 shares of Common Stock and the delivery by Bedford and its assignees of canceled promissory notes in the amount of $1,023,750 in satisfaction of the exercise price of the warrants, the cancellation of the remaining warrants to Bedford and its assignees, and the issuance to Bedford and its assignees of new warrants to purchase up to 37,500 shares of Common Stock at an exercise price of $8.50 per share; (ii) the issuance of 375,000 shares of Common Stock upon the exercise of warrants issued to investors in connection with the Company's private placement of promissory notes and warrants in the December 1995 and June 1996 Offerings, the delivery of canceled promissory notes in the aggregate principal amount of $1,500,000 in satisfaction of the exercise price of such warrants, the payment by the Company of all outstanding interest due and owing on such notes as of the exercise date and the issuance to the holders of such warrants of new warrants to purchase up to 37,500 shares of Common Stock; (iii) the repayment of the November 1996 Bridge Loan, and (iv) the enchange of 173,120 shares of Preferred Stock for 59,510 shares of Common Stock, resulting in a reduction in the Company's cumulative dividend obligation to the holders of Preferred Stock from $583,576 as of September 30, 1996 to
$322,700 as of December 31, 1996. As part of the restructuring, in January 1997, the Company negotiated the exchange of 37,715 shares of Preferred Stock for 12,965 shares of Common Stock. The new warrants issued by the Company to Bedford and others pursuant to clauses (i) and (ii) are referred to as the "New Warrants."

      The New Warrants are exercisable over a period of five years, at an exercise price of $8.50 per share. Registration rights were granted with respect to the Common Stock received upon the exercise of the old warrants and the shares of Common Stock underlying the New Warrants. The New Warrants contain adjustment provisions relating to the exercise price per share and the number of shares of Common Stock to be issued upon their exercise in the event of issuances of additional shares of Common Stock (including through the issuance of options, rights or warrants to purchase Common Stock or securities convertible into Common Stock) by the Company at a price below market price, certain extraordinary dividends and distributions on the Common Stock, stock splits or other reclassifications of the outstanding shares of Common Stock, and any merger, consolidation or reorganization involving the Company or a transfer by the Company of substantially all of its assets or properties.

PMCIS Acquisition and Financing

      On September 24, 1997, the Company completed the acquisition of PMCIS, a financial services and investment advisory company headquartered in Atlanta, Georgia. PMCIS has provided investment consulting services to institutional investors since 1980.
PMCIS' primary services are based around mutual funds. PMCIS offers 17 model portfolios constructed using no-load mutual funds and funds available at net asset value. These "standard" portfolios consist of 5 global tactical asset allocation portfolios, 5 global strategic asset allocation portfolios and 7 asset class portfolios that concentrate on narrow asset class groups. PMCIS also has 5 strategic asset allocation portfolios constructed using mutual funds that invest in companies that are identified as operating in a socially responsible manner.
PMCIS' mutual fund portfolios are also offered as options for use by 401(k) plans and with The Hartford Insurance Company within a variable life contract. PMCIS had one wholly-owned subsidiary, Optima, which it acquired in 1995. Optima provides mutual fund wrap services to clients. Optima was merged into PMCIS in December, 1997.

      The agreement providing for the acquisition of PMCIS by the Company provided that the Company would acquire all of the outstanding capital stock of PMCIS for up to $9.0 million in cash and up to $200,000 in Common Stock if certain conditions are met over time. In addition, the Company agreed to assume the normal operating liabilities of PMCIS at closing of the acquisition, estimated to be approximately $1.6 million. At the closing of the PMCIS transaction, the Company paid $5,000,000 in cash and agreed to make two earn-out payments on the first and second anniversary dates of the closing. The first earn-out payment will equal 1.0% of PMCIS's standard fee assets under management in excess of $500 million, determined on the one-year anniversary of the closing of the PMCIS acquisition, not to exceed $2.0 million, plus interest thereon at a rate of 8.75%. The second earn-out payment will equal 1.0% of PMCIS's standard fee assets under management in excess of $700 million, determined on the two-year anniversary of the closing of the PMCIS acquisition, not to exceed $2.0 million. PMCIS is now a wholly owned subsidiary of the Company, and the Company anticipates that PMCIS will continue to operate as a wholly owned subsidiary of the Company in the near future.

      In connection with the PMCIS acquisition, on September 24, 1997, the Company sold 1,220,749 shares of its Common Stock in the PMCIS Private Placement at a price of $6.00 per share. The Purchases received registration rights with respect to the Common Stock purchased. The proceeds from this transaction, after deducting expenses relating to the issuance of the Common Stock, were approximately $6,500,000, of which the Company used $5,000,000 to purchase PMCIS at the PMCIS closing and a substantial amount of the balance for employee severance, relocation, and related expenses associated with the closing of PMCIS's Atlanta headquarters.

Properties

      The Company leases approximately 20,000 square feet of office space for its corporate headquarters in the Qwest Tower at 555 17th Street, Denver, Colorado pursuant to a lease which expires in 2001. The Company pays approximately $20,000 per month for this office space. PMCIS subleases approximately 12,000 square feet of office space in the Galleria Plaza, 100 Galleria Parkway, Suite 1200, Atlanta, Georgia, pursuant to a sublease which expires April, 1999. PMCIS pays approximately $24,000 per month for this office space. On January 21, 1998, PMCIS entered into a sublease agreement for its Atlanta office space. Pursuant to the agreement, PMCIS sublet a substantial portion of the above described office space for: $4.25 per square foot until February 17, 1998; $8.50 per square foot from February 17, 1998 until March 31, 1998; and $17.00 per square foot from April 1, 1998 until the termination of the lease in April, 1999. PMCIS still occupies the remaining space and will remain responsible for the balance of the lease payments not covered by such sublease.

Employees

      The Company and its subsidiaries has a staff of 89 persons as of March 31, 1998, all full-time employees, including approximately 55 professionals. None of the Company's employees are subject to a collective bargaining agreement. The Company's management considers the Company's employee relations to be good.

Legal Proceedings

      In early June 1997, the Company received a letter from an attorney representing a former employee which threatened litigation relating to a dispute over such former employee's remuneration by the Company unless the Company agreed to settle with him by a specified date. The Company responded to the letter and stated its position that no amounts are owed. By correspondence from The National Association of Security Dealers ("NASD") dated December 19, 1997, PMC was notified that the matter was submitted by the employee to the NASD for arbitration. The employee is seeking damages for lost earnings from his prior employer, lost commissions from PMC and other damages, totaling $1,190,000. PMC has responded to the NASD Arbitration demand by denying that the NASD has jurisdiction over the matter and seeking to have the matter dismissed. The matter has been transferred to the NASD's regional office in Atlanta, Georgia. The Company believes that the claims described in the NASD Arbitration notice are without basis and intends to defend the matter vigorously.

      In October 1997, the Company notified its then Executive Vice President, Mr. David Andrus, that under the terms of his employment agreement, his employment with the Company as an officer and employee would cease effective January 11, 1998. The employment agreement stipulated that Mr. Andrus was to receive severance payments in an amount equal to his base salary, payable ratably on a semi-monthly basis for up to one year after the date of his separation from the Company. Such payments would cease sooner in the event Mr. Andrus were to gain employment affording him comparable compensation. The Company believes there is sufficient basis to dispute Mr. Andrus' right to receive severance payments. The Company ceased paying Mr. Andrus in February 1998, retained legal counsel regarding this matter and has notified Mr. Andrus that the Company disputes his right to receive such payments. An attorney for Mr. Andrus has made demand on the Company for payments under the agreement. The Company intends to vigorously defend this matter.

      The Company is not aware of any other material legal proceedings or investigations currently pending or threatened against the Company. See "Management-Employment Agreements."


                            MANAGEMENT

Directors and Executive Officers

      The following table sets forth certain information regarding the Company's directors and executive officers:

      Name                Age           Position
Kenneth S. Phillips        46     President, Chief Executive
                                  Officer and Director
Scott A. MacKillop         46     Executive Vice President, Chief
                                  Operating Officer and Director
Stephen M. Ash             40     Chief Financial Officer and
                                  Treasurer
Maureen E. Dobel           39     General Counsel, Corporate
                                  Secretary and Director
J. W. Nevil Thomas         59     Chairman of the Board of
                                  Directors
D. Porter Bibb             60     Director
Emmett J. Daly             37     Director
Richard C. Hyde            52     Director

      Kenneth S. Phillips-President and Chief Executive Officer, Director. Mr. Phillips founded PMC in 1986 and serves as the President and Chief Executive Officer of the Company. Mr. Phillips is responsible for corporate direction, product development and strategic planning. He was co-founding participant in the Wilshire cooperative in 1986 (associated with the institutional consulting firm Wilshire Associates). He served as Chairman of the Publications Committee of the Investment Management Consultants Association ("IMCA") in 1994 and 1995, as a member of IMCA s officer and director Nominating Committee in 1994 and 1996, and has recently been elected to serve as a member of IMCA s Advisory Council. IMCA is the investment consulting industry s principal trade organization with more than 1,200 members, representing virtually all the major national, regional and independent consulting firms. Additionally, Mr. Phillips has been a guest speaker for the International Association of Financial Planners, the Investment

Management Institute and the Institute for International
Research.  Mr. Phillips received his education at Colorado State
University and holds numerous NASD license designations.

      Scott A. MacKillop-Executive Vice President, Chief Operating Officer, Director. Mr. MacKillop joined the Company in September 1997 as a Director, Executive Vice President and the Chief Operating Officer of the Company, and as President of PMCIS, the Company's wholly owned subsidiary, as Chief Operating Officer of Optima, a wholly owned subsidiary of PMCIS, and as a member of the Boards of Directors of both PMCIS and Optima. Mr. MacKillop was appointed to the Board of Directors on October 27, 1997. Mr. MacKillop has been employed by PMCIS since 1992. From 1991 until 1992 Mr. MacKillop served as outside general counsel to PMCIS.
Mr. MacKillop received a B.A. degree from Stanford University in 1972 and a J.D. degree from George Washington University Law School in 1976.

      Stephen M. Ash, CPA-Chief Financial Officer and Treasurer. Mr. Ash joined the Company during the fourth quarter of 1997 as Vice President Finance and Operations. In February, 1998 he was named Treasurer and President of Portfolio Brokerage Services, Inc., the Company's wholly owned subsidiary. He was named Chief Financial Officer in March 1998. Prior to joining the Company, from 1994 until 1997, Mr. Ash was a Senior Operations Manager for Mees Pierson Trust Company, a division of Fortis, located in Curacao, Netherlands Antilles. Mr. Ash has more than ten years experience as a Certified Public Accountant, first as a Senior Manager in the audit department of KPMG - Peat Marwick from 1986 to 1993, and then as a Senior Manager with Ernst & Young from 1993 to 1994, specializing in the audit of off-shore mutual funds, partnerships, and other investment vehicles. Mr. Ash is a graduate of The State University of New York with a B.S. in Business Administration..

      Maureen E. Dobel-General Counsel, Corporate Secretary and Director. Ms. Dobel joined PMC in September 1995 as Corporate Counsel and was named General Counsel and Corporate Secretary in December 1995. Ms. Dobel was appointed to the Board on March 27, 1998. Prior to joining PMC, Ms. Dobel spent eight years in private practice, specializing in securities, corporate, real estate and transactional matters. Ms. Dobel received a B.A. degree from Drake University in 1980 and J.D. degree from the University of Nebraska-Lincoln College of Law in 1984.

      J.W. Nevil Thomas-Chairman of the Board. Mr. Thomas has been a Director of the Company since July 1995. Since 1970 Mr. Thomas has served as President of Nevcorp, Inc., an investment and a financial and management consulting firm. In addition, Mr. Thomas is a director of Bedford Capital Financial Corporation (" Bedford") and is Chairman of Bedford Capital Corporation, a subsidiary of Bedford, whose principal business is merchant banking. In addition to being a Director of the Company and of Bedford and its subsidiary as described above, Mr. Thomas is a director of Gan Canada Limited, Reliable Life Insurance Company, Pet Valu Inc., French Fragrances, Inc., Old Republic Insurance and several other private Canadian and American companies. Mr. Thomas holds a B.B. Com. from the University of Toronto, an M.A. in Economics from Queens University, an M.B.A. from York University and is a Chartered Financial Analyst.

      D. Porter Bibb-Director. Mr. Bibb became a Director of the Company in October 1995. Mr. Bibb is a Managing Director of Ladenburg, Thalmann & Co., Inc., an investment banking firm. Prior to joining Ladenburg in 1984, Mr. Bibb was a Managing Director of Bankers Trust Company, involved in the start-up of their investment banking operations. Prior to that time, he was Director of Corporate Development for the New York Times. In addition to being a Director of the Company, Mr. Bibb is a Director of East Wind Group, Inc. Mr. Bibb has a B.A. in History, Economics and Political Science from Yale University and engaged in graduate studies at New York University, London School of Economics and Harvard Business School.

      Emmett J. Daly-Director. Mr. Daly became a Director of the Company in February 1997. Mr. Daly is currently Senior Vice President of Corporate Finance of Keefe, Bruyette & Woods, Inc., an investment banking firm that Mr. Daly joined in 1987 as an Associate in the Corporate Finance Department. Before that time he spent two years as Credit Analyst followed by one year as an Assistant Treasurer of Manufacturers Hanover Trust Company. Mr. Daly received a B.A. in Economics from College of the Holy Cross and his M.B.A from the Kenan Flager School of Business at University of North Carolina, Chapel Hill.

      Richard C. Hyde-Director. Mr. Hyde became a director of the Company in July 1997. Mr. Hyde is President of Moreland Capital, Inc., an asset management and investment consulting firm. He is also a Principal in Vestor Associates, LLC, the general partner of Vestor Partners, LP, a private equity investment fund. Prior to his current affiliations, from 1970 to 1995 Mr. Hyde served in investment/asset management positions with Ameritrust Company and its successor organizations, Society Corporation and Key Corp. From 1984 through 1993, he was Chief Investment officer. From 1993 through 1995, Mr. Hyde was the CEO of Society Asset Management and Managing Director of Key Asset Management Holdings. Mr. Hyde holds both a Bachelor of Science and MBA -- Finance from Miami University of Ohio.

      The Bylaws of the Company were amended in December 1996 to set the number of members of the Board of Directors at seven. Under subscription agreements with investors in the December 1996 Offering, those investors are entitled to designate one director and one additional director is to be mutually acceptable to the Company and such investors. The mutually acceptable director is currently Emmett J. Daly, a Senior Vice President of KBW. The director to be designated by the investors is Mr. Hyde.

      Under a Shareholders Agreement dated December 1996 among Bedford, the Company, Mr. Phillips, Mr. Andrus and KP3 (as successor to P&A), (i) so long as Bedford holds at least 10% of the Company's outstanding Common Stock, it is entitled to designate one director, (ii) so long as Bedford holds at least 5% of the Company's outstanding Common Stock, Bedford is entitled to designate one additional director reasonably acceptable to Mr. Phillips and (iii) Mr. Phillips is entitled to designate three directors, including one member of senior management designated after the date of the agreement. Mr. Thomas currently is the director designated by Bedford. The director designated by Bedford, acceptable to Mr. Phillips, currently is Mr. Bibb.
Mr. Phillips, Mr. MacKillop and Ms. Dobel are the three directors Mr. Phillips is entitled to designate.

Compensation of Directors

      During 1997, the Company did not pay its employee directors for attending board meetings. Each of the three outside directors received a $5,000 annual retainer and a $500 fee for each meeting attended. The Company reimburses all of its directors for travel and out-of-pocket expenses in connection with their attendance at meetings of the Board of Directors. On February 28, 1997, Mr. Daly was granted options to purchase 12,500 shares of Common Stock at an exercise price of $10.00 per share. Such options expire five years from the date of grant and vest 20% at such time as the average bid and offer price for the Common Stock equals $10.00, $14.00, $18.00, $22.00, and $26.00, respectively, for twenty consecutive trading days. On July 9, 1997, Mr. Hyde was granted options to purchase 12,500 shares of Common Stock at an exercise price of $7.872 per share.
Mr. Hyde's options expire five years from the date of grant and vest 20% at such time as the average bid and offer price for the Common Stock equals $7.872, $11.872, $15.872, $19.872, and
$23.872, respectively, for twenty consecutive trading days. On October 27, 1997, Mr. MacKillop was granted options to purchase 12,500 shares of Common Stock at an exercise price of $6.485 per share. Mr. MacKillop's options expire five years from the date of grant and vest 20% at such time as the average bid and offer price for the Common Stock equals $6.485, $10.50, $14.50, $18.50, and $22.50, respectively, for twenty consecutive trading days.
On March 27, 1998, Ms. Dobel was granted options to purchase 12,500 shares of Common Stock at an exercise price of $4.75 per share. Such options expire five years from the date of grant and vest 20% at such time as the average bid and offer price for the Common Stock equals $4.75, $8.75, $12.75, $16.75 and $20.75, respectively, for twenty consecutive trading days.

Committees of the Board of Directors

      The Company's Board has established an Audit Committee, a Compensation Committee and an Executive Committee. The Audit Committee is composed of Messrs. Daly, Thomas and Phillips, two of whom are independent directors. The functions of the Audit Committee are to recommend to the Board the appointment of independent auditors, to review the plan and scope of any audit of the Company's financial statements and to review the Company's significant accounting policies and other related matters.

      The Compensation Committee consists of three independent directors who are not employees of the Company. Messrs. Bibb, Daly and Hyde currently serve as the members of the Compensation Committee. The functions of the Compensation Committee are to make recommendations to the Board regarding the compensation of executive officers and to administer the Company's bonuses and stock option plans, including, if approved, the Equity Incentive Plan. It also makes recommendations to the Board with respect to the compensation of the Chairman of the Board and the Chief Executive Officer and approves the compensation paid to other senior executives.

      The Executive Committee consists of Messrs. Phillips,
MacKillop and Daly. The Executive Committee possesses the powers and discharges the duties of the Board between meetings of the full Board.

Executive Compensation

      The following table provides certain information concerning compensation paid by the Company and its subsidiaries to the Company's Chief Executive Officer and to the three other executive officers whose salary and bonus exceeded $100,000 in 1997 (the "Named Executive Officers").

                    Summary Compensation Table
                                                  Long-Term
                                          Annual  Compensation
                               Compensation
                                           Other  Securities
                    Fiscal                 Annual Underlying
Name and Principal        Salary   Bonus  Compensation
      Position      Year     ($)     ($)          Options(1)

Kenneth S.           1997   300,865 50,000       *      938
Phillips(2)          1996   252,000      -       *   12,500
President, Chief     1995   228,124      -       *      -0-
Executive Officer
Scott A. MacKillop   1997 206,331(2)                 75,750
Executive Vice
President & Chief
Operating Officer
David L. Andrus(4)   1997   292,500 50,000              -0-
Former Executive     1996   240,000      -          262,500
Vice President       1995    40,000      -              -0-
Vali Nasr(5)         1997   191,456 20,360              -0-
Former Chief         1996   129,375  9,640           12,500
Financial Officer &  1995   126,475                     -0-
Treasurer

(1) The shares of Common Stock to be received upon the exercise of all stock options granted during the period covered by the Table.
(2) Mr. MacKillop joined the Company in September 1997, in connection with the acquisition of PMCIS.
(3) Includes $150,000 in salary received in 1997 from PMCIS for services rendered prior to its acquisition by the Company.
(4)   Mr. Andrus' employment with the Company terminated effective
   January 11, 1998.
(5) Mr. Nasr's employment with the Company terminated effective January 30, 1998. Subsequently, Mr. Nasr served as a consultant to the Company until mid-March 1998.
* Amount received was less than $50,000 or 10% of total salary and bonus for the year.

      During the year ended December 31, 1997, the Company granted to the Named Executive Officers options to acquire a total of 76,688 shares of Common Stock as set forth in the following table.

                 Option Grants in Last Fiscal Year
      Name          Number of    % of Total   ($/Share)  Expiration
                     Shares       Options     Exercise      Date
                   Underlying    Granted to     Price
                     Options     Employees
                    Granted          in
                                   Fiscal
                                   Year(4)
Kenneth S.           938(1)              0.6    6.485    12/31/2002
Phillips
Scott A.          62,500(2)             51.6    6.485    09/24/2003
MacKillop
                  12,500(3)                     6.485    10/27/2002
                     750(1)                     6.485    12/31/2002
_______________________

(1) Options were granted on December 31, 1997 and are fully vested.
(2) Options were granted on September 24, 1997 and vest ratably 20% per year over a five-year period commencing September 24, 1998.
(3) Options were granted on October 24, 1997; 2,500 options are vested and 20% of the remainder vest each time the average bid and asked price of the Common Stock equals $4.75, $8.75, $12.75, $16.75 and $20.75, respectively, for twenty consecutive trading days.
(4) Based on an aggregate of 146,826 options granted in 1997 to employees of the Company, including the Named Executive Officers.


      The following table sets forth certain information with respect to the value of options held at December 31, 1997 by the Named Executive Officers. The Named Executive Officers did not exercise any options to purchase Common Stock during 1997.

                   Fiscal Year End Option Values

         Name          Number of Securities        ($)Value of
                            Underlying             Unexercised
                        Unexercised Options   In-the-Money Options
                            at Year End          at Year End (1)
                       ---------------------- ----------------------
                       ExercisableUnexercisable ExercisableUnexercisable
                       ---------------------- ----------------------
Kenneth S. Phillips         5,938      7,500     $12,500    $18,750
David L. Andrus        193,750(2)          0     $71,250          0
Scott A. MacKillop          3,250     72,500         $49     $1,088
Vali Nasr               12,500(3)          0     $31,250          0

(1) The closing price for the Common Stock as reported on the Nasdaq National Market on December 31, 1997 (the last day of trading in 1997) was $6.50. Value is calculated on the basis of the difference between the option exercise price and $6.50, multiplied by the number of shares of Common Stock underlying the option.
(2) As of April 11, 1998, options to purchase 23,750 shares expired.
(3) As of April 30, 1998, options to purchase 12,500 shares will expire.

Employment Agreements

      The Company has employment agreements with Mr. Phillips, its President and Chief Executive Officer, and PMCIS has an employment agreement with Mr. MacKillop, the Executive Vice
President and Chief Operating Officer of the Company. In addition, the Company had an employment agreement with Mr.
Andrus, its former Executive Vice President.

      The employment agreement with Mr. Phillips is dated July 26, 1995 and is for a three-year term. Either party may terminate the agreement upon 90 days' prior notice. The agreement provides for a minimum salary of $240,000 ($300,000 if the Company has pre-tax profits of at least $1,000,000), 40% of the annual bonus pool (equal to 10% of the Company's pre-tax profits), a car allowance, and participation in the Company's other benefit plans. Effective January

1, 1997, Mr. Phillips salary was
increased to $300,000. If the Company terminates the agreement without cause, it will be obligated to make severance payments to Mr. Phillips in an amount equal to two-years' compensation. In addition, the agreement provides that any options granted to Mr. Phillips vest immediately upon his death or upon a change in control of the Company.

      The employment agreement with Mr. MacKillop is dated September 23, 1997, and is for a two-year term. PMCIS may terminate the agreement at any time after the one-year anniversary of the date of the agreement by giving six months' prior written notice. The agreement provides for a minimum salary of $240,000, an annual bonus of up to $50,000, options to acquire 62,500 shares of Common Stock, and participation in the Company's other benefit plans.

      The employment agreement with Mr. Andrus is dated July 26, 1995, was amended in December 1996 and was terminated effective January 11, 1998. It provided for a three-year term ending November 1998 terminable by either party upon 90 days' prior notice. The agreement provided for a minimum salary of $240,000, options to acquire 250,000 shares of Common Stock, and participation in the Company's other benefit plans. Effective January 1, 1997, Mr. Andrus salary had been increased to $300,000. The agreement provided that all options granted to Mr. Andrus vest immediately upon a change in control of the Company. On October 13, 1997, the Company notified Mr. Andrus that his affiliation with the Company as an officer and employee would cease effective January 11, 1998. The Agreement provided that, if Mr. Andrus were terminated without cause, he would receive severance payments in an amount equal to his base salary, payable ratably on a semi-monthly basis for up to one year after January 11, 1998, the date of his separation from the Company. Such payments would cease sooner in the event Mr. Andrus were to gain employment affording him comparable compensation. The Company believes there is sufficient basis to dispute Mr. Andrus' right to receive severance payments. The Company ceased paying
Mr. Andrus in February 1998, retained legal counsel regarding the matter and has notified Mr. Andrus that the Company disputes his right to receive such payments. An attorney for Mr. Andrus has made demand on the Company for payments not made. The Company intends to vigorously defend this matter. See "Business-Legal Proceedings."

  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

      The following table and related notes contain information concerning beneficial ownership of the Company's Common Stock as of March 31, 1998 by: (i) each person known by the Company to own beneficially more than five percent of the Common Stock,
(ii) each director of the Company, (iii) each Named Executive Officer, and (iv) all directors and executive officers of the Company as a group. Unless otherwise indicated in the footnotes, each stockholder has sole voting and investment power with respect to shares listed in the table. The share amounts in this table reflect shares of Common Stock issuable upon the exercise of options and warrants exercisable within the next 60 days.

            Name             Address      Number of  Percent of
                                            Shares      Class
    Kenneth S. Phillips 555 Seventeenth   688,379(1)  14.2     %
                        Street, 14th Fl.
                        Denver, Colorado
                        80202
    Scott A. MacKillop  555 Seventeenth     8,750(2)     *
                        Street, 14th Fl.
                        Denver, Colorado
                        80202
    Stephen M. Ash      555 Seventeenth         0
                        Street, 14th Fl.
                        Denver, Colorado
                        80202
    Maureen E. Dobel    555 Seventeenth     7,001(3)     *
                        Street, 14th Fl.
                        Denver, Colorado
                        80202
    J.W. Nevil Thomas   Scotia Plaza,       7,500(4)     *
                        Suite 4712
                        40 King Street
                        West
                        Toronto, Ontario
                        M5H 3Y2
    D. Porter Bibb       540 Madison        5,000(5)     *
                        Avenue
                         New York, New
                        York 10022
    Emmett J. Daly       Two World Trade   52,500(6)   1.1
                        Center, 85th Fl
                        New York, New
                        York  10048
    Richard C. Hyde     Moreland            2,500(7)     *
                        Capital, Inc.
                        30050 Chagrin
                        Blvd., Suite 100
                         Pepper Pike,
                        Ohio 44124
    Vali Nasr(8)        4770 W. Easter     12,500(9)     *
                        Ct.
                        Littleton,
                        Colorado, 80123
    David L. Andrus(10) 2554 Linden Drive 196,750(11)  3.6
                        Boulder, CO 80304
    Bedford Capital     2nd Floor,        742,812(12) 15.2
    Financial           Charlotte Hs.
    Corporation         Shirly Street,
                        Box N964
                        Nassau, Bahamas
    KP3, LLC            555 Seventeenth   410,961(13)  8.5
                        Street, 14th Fl.
                        Denver, Colorado
                        80202
    OCH ZIFF Capital     153 E. 53rd      466,666      9.6
    Management          Street, 43rd Fl.
                        New York, NY
                        10022
    Bay Pond Partners,  c/o Wellington    365,833      5.6
    L.P.                Management
                        Company, L.L.P.,
                        75 State Street
                        Boston,
                        Massachusetts
                        02109
    Bay Pond Investors  c/o Wellington    270,250      7.5
    (Bermuda), Ltd.     Management
                        Company, L.L.P.,
                        75 State Street
                        Boston,
                        Massachusetts
                        02109
    Wheatley Partners,   80 Cutter Mill   401,916      8.3
    L.P.                Road, Suite 311
                        Great Neck, New
                        York  11021
    All Officers and
    Directors as a       . . . . . . . .  771,630    15.68
    group (8 persons)   . . . . . . . .
    . . . . . . . .     . . . . . . . . .


 *    Less than 1%.

(1) Includes 410,961 shares owned by KP3, of which Mr. Phillips is the managing member and has the controlling ownership interest and 6,375 shares underlying presently exercisable warrants.
(2)   Includes 2,500 shares underlying presently exercisable
   options.
(3)   Includes [7,001] shares underlying presently exercisable
   options.
(4) Includes 5,000 shares underlying presently exercisable options and 2,500 shares owned by Mr. Thomas' spouse, Suzanne
   E. Thomas. Does not include shares owned by Bedford of which Mr. Thomas is a director and a 6.13% shareholder.
(5)   Includes 5,000 shares underlying presently exercisable
   options.   Does not include 50,000 shares underlying presently
   exercisable options granted to Ladenburg, Thalmann & Co., Inc., of which Mr. Bibb is a managing director.
(6) Includes 6,250 shares jointly owned with Regina Daly and 36,250 shares underlying presently exercisable options.
(7) Includes 2,500 shares underlying presently exercisable options.
(8) As of January 30, 1998, Mr. Nasr no longer was an officer or employee of the Company.
(9) Includes 12,500 shares underlying presently exercisable options, which expire April 30, 1998.
(10) As of January 11, 1998, Mr. Andrus no longer was an officer or employee of the Company.
(11) Includes 196,750 shares underlying presently exercisable options, of which 23,750 expire April 11, 1998.
(12) Includes 34,062 shares underlying presently exercisable options or warrants issued by the Company and 58,750 shares owned by KP3 and included in the beneficial ownership of Mr. Phillips that Bedford may acquire pursuant to a presently exercisable option.
(13) Shares beneficially owned by KP3 are also included in shares beneficially owned by Mr. Phillips; and 58,750 of such shares also have been included in the beneficial ownership of Bedford.


          CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      In July 1995, the Company's then Chief Executive Officer and a director, Marc Geman, resigned. In connection with his resignation, Mr. Geman was entitled to severance payments totaling $180,000, due in monthly payments of $15,000. As of December 31, 1996, Mr. Geman had received all of the severance payments to which he was entitled. The Company also entered into an Indemnification Agreement with Mr. Geman whereby the Company agreed to hold him harmless, in an amount not to exceed $100,000, for expenses incurred in defense of the pending investigation by the Commission. As of March 31, 1998, a total of $100,000 in indemnification payments had been made by the Company under that agreement.

      David L. Andrus, former Executive Vice President of the Company, participated in the June 1996 offering of debt securities and warrants. Mr. Andrus purchased $100,000 principal amount, of subordinated debt and received a promissory note and warrants to purchase 25,000 shares of Common Stock. In addition, certain employees of PMC participated in the offering, purchasing a total of $162,500 of subordinated debt and receiving warrants to purchase 40,625 shares of Common Stock. Mr. Andrus and the other Company employees participated in the offering on the same terms as all other investors. See "Business-Corporate History-December 1995 and June 1996 Offerings."

      In November 1996 the Company borrowed $250,000 to fund working capital requirements pending the closing of a private placement of Common Stock in December 1996. The lenders included Mr. Phillips and Mr. Andrus, the Company's President and Chief Executive Officer and former Executive Vice President, respectively, and certain other employees of the Company. Bedford, a shareholder affiliate of the Company, and Keefe, Bruyette & Woods, Inc., the placement agent for the December 1996 Offering, were also lenders. The loans were evidenced by 12% notes repaid upon the closing of the December 1996 Offering. The lenders also received warrants to purchase a total of 6,250 shares of Common Stock at a price of $6.50 per share and registration rights with respect to the shares of Common Stock underlying the warrants. See "Business-Corporate History-November 1996 Bridge Loan."

      In December 1996, the Company completed a restructuring of its outstanding debt. As part of the restructuring, Bedford and certain of its assignees were repaid certain of the subordinated debt held by them, exercised certain of the warrants held by them, were issued certain shares of Common Stock by the Company in cancellation of their other warrants and were issued new five-year warrants to purchase 37,500 shares of the Common Stock with an exercise price equal to the price to investors in the December 1996 Offering. As a result of these transactions, all $3 million in outstanding debt previously owed by the Company to Bedford and its assignees was eliminated. Bedford also relinquished certain rights held by it and its right to elect directors of the Company was modified such that Bedford now has the right to designate one director so long as it holds at least 10% of the outstanding Common Stock. In addition, at least one additional director must be acceptable to Bedford and the Company so long as Bedford owns at least 5% of the outstanding Common Stock. Bedford also retained demand and piggyback registration rights with respect to restricted securities acquired by it from the Company. In connection with the restructuring, the Company's consulting agreement with Nevcorp, Inc., was terminated. See "Business-Corporate History-December 1996 Restructuring."

      In connection with the December 1996 restructuring, the investors in the December 1995 and June 1996 Offerings exercised their warrants to purchase an aggregate of 375,000 shares of Common Stock and surrendered canceled promissory notes in the aggregate principal amount of $1,500,000 in satisfaction of the exercise price for the warrants. In connection with the exercise of warrants and cancellation of debt, the investors also received, pro rata, five-year warrants to purchase an aggregate of 37,500 shares of Common Stock at an exercise price of $8.50 per share. The brother and father of Mr. Phillips, the Company's President and Chief Executive Officer, Mr. Andrus, former Executive Vice President of the Company, and certain other employees of the Company, participated in the restructuring on the same terms as the other parties.

      Commencing in December 1996, the Company has provided certain financial assistance to KP3, a limited liability company principally owned and controlled by Mr. Phillips, the Company's President and Chief Executive Officer. See "Business - Corporate History - Phillips & Andrus, LLC; KP3, LLC" for a summary of these transactions.

      On September 24, 1997, the Company completed the acquisition of PMCIS by acquiring all of the outstanding capital stock of PMCIS from its seven shareholders. Mr. MacKillop was the President and a minority shareholder of PMCIS. The Company paid to the PMCIS shareholders $5.0 million in cash at closing and agreed to make two earn-out payments on the first and second anniversary dates of the closing. In connection with the stock purchase, the Company agreed to indemnity the shareholders against certain claims for a period of 30 months after the closing or, in some cases, for a longer period of time. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources," and "Business-Corporate History-PMCIS Acquisition and Financing."

      As part of the September 1997 offering, Emmett J. Daly and J.W. Nevil Thomas, directors of the Company, Scott A. MacKillop, the President of PMCIS and current Executive Vice President, Chief Operating Officer and Director of the Company, Michael T. Wilkinson, a former director and principal shareholder of PMCIS, and two other PMCIS employees participated in the offering. All of such individuals participated in the offering on the same terms as all other investors. See "Business-Corporate History-PMCIS Acquisition and Financing."


                     DESCRIPTION OF SECURITIES

      The Company is authorized to issue 50,000,000 shares of Common Stock, $0.01 par value. As of April 16, 1998, the Company had 4,857,803 shares of Common Stock issued and outstanding with rights, options and warrants outstanding which could require the Company to issue 1,083,448 additional shares of Common Stock.

Common Stock

      Holders of Common Stock are each entitled to cast one vote for each share held of record on all matters presented to the shareholders. Cumulative voting is not allowed; hence, the holders of a majority of the outstanding Common Stock can elect all directors. Holders of Common Stock are entitled to receive such dividends as may be declared by the Company's Board of Directors out of funds legally available therefor and, in the event of liquidation, and subject to the rights of the holders of Preferred Stock, to share pro-rata in any distribution of the Company s assets after payment of liabilities. No dividends may be paid on the Common Stock unless dividends payable on the Preferred Stock are current. The Board of Directors is not obligated to declare a dividend and it is not anticipated that dividends will be paid in the foreseeable future.

      Holders of Common Stock do not have preemptive rights to subscribe to additional shares of capital stock if issued by the Company. There are no conversion, redemption, sinking fund or similar provisions regarding the Common Stock. All of the outstanding shares of Common Stock are fully paid and non-assessable.


      Registration Rights. Common Stock issuable upon exercise of warrants issued in connection with the November 1996 Bridge Loan and the December 1996 Restructuring and Common Stock issued in the December 1996 Offering has the following registration rights: an obligation by the Company and effect and maintain a shelf registration until such time as the registered shares are sold or are otherwise transferable during which time holders of 25% of the registrable securities can request an underwritten offering. The Company filed Registration Statement
Number 333-21335   pursuant
to  these  rights.  All  Common  Stock
issued or issuable to Bedford shares this registration right and also has the right to piggyback on public offerings by the Company.


      Common Stock issued in connection with the September 1997 PMCIS Financing has the following registration rights: an obligation by the Company and effect and maintain a shelf registration until such time as the registered shares are sold or are otherwise transferable during which time holders of 25% of the registrable securities can request an underwritten offering. The Company filed Registration Statement Number-333-40805 pursuant to these rights.

Preferred Stock

      The Company is authorized to issue 5,000,000 shares of preferred stock. Under Colorado law, the rights, preferences and limitations of the preferred stock may be established from time to time by the Company s Board of Directors. The Company s Articles of Incorporation, as amended (the "Articles") provide that the Board of Directors has the authority to divide the preferred stock into series and, within the limitations provided by Colorado statute, to fix by resolution the voting power, designation preferences, and relative participation, optional or other special rights, and the qualifications, limitations or restrictions of the shares of any series so established.


      As of the date of this Prospectus, the only series of preferred stock to be designated is the $0.325 Cumulative
Convertible Series A Preferred Stock ("Series A Preferred") with
450,000 shares authorized of which 138,182 shares are issued and outstanding.

      Holders of the Series A Preferred are entitled to receive dividends at a rate of $.325 per share per annum. Dividends are payable semi-annually on January 15 and July 15 in each year, but only when and as authorized by the Board of Directors of the Company out of assets legally available for dividends. Dividends accrue from the date of issuance of the shares and are cumulative. The first dividend due on July 15, 1991, was paid. The preferred dividends due subsequently have not been paid by the Company, and as a result, the dividends have cumulated.

      Upon liquidation or dissolution of the Company, holders of the Series A Preferred are entitled to a preference over the holders of Common Stock in an amount per share equal to the original purchase price attributed to a share of Series A Preferred ($2.50), plus all unpaid cumulative dividends. As of March 31, 1998, cumulative dividends in arrears with respect to the Series A Preferred totaled approximately $298,419. The Series A Preferred is non-participating and the holders of the Series A Preferred have no preemptive rights and no voting rights except as may be required by Colorado law.

      At the option of the Company, the Series A Preferred may be redeemed in whole or in part, at any time at a price of $2.75 per share, plus unpaid cumulative dividends, upon 45 days' prior written notice. Redemption can only occur if certain conditions, which have not occurred as of the date of this Prospectus, are satisfied. The voluntary conversion rights have expired.

      The Company may, in the future, issue other series of preferred stock having terms established by the Company's Board of Directors without requiring the approval of holders of the Common Stock. Any such issuance of preferred stock could make removal of the Company's management more difficult than at present. The provisions relating to preferred stock will make the removal of management more difficult even if such removal would be considered beneficial to shareholders generally, and may have the effect of limiting shareholder participation in certain transactions such as mergers or tender offers whether or not such transactions are favored by incumbent management. Because the Board of Directors has authority to establish the terms of the preferred stock, such stock could be issued to defend against an attempted takeover of the Company.

                       SELLING SHAREHOLDERS


      The following table sets forth certain information regarding the Selling Shareholders and the Shares offered by the Selling Shareholders pursuant to this Prospectus. Of the 1,453,245
Shares offered hereby for resale by the Selling Shareholders, 232,500 Shares represent shares of Common Stock to be issued upon the exercise of outstanding stock options issued by the Company. See "Description of Capital Stock." As more fully disclosed in the footnotes to this table, certain of the Selling Shareholders are currently, or have been within the past three years, officers or directors of the Company or have had other material relationships with the Company. Because the Selling Shareholders may offer all or some portion of the Shares pursuant to this Prospectus, no estimate can be given as to the amount of the Shares that will be held by the Selling Shareholders upon termination of any such offering. The amount of Shares offered hereby may in some instances exceed the number of Shares of Common Stock owned by a particular Selling Shareholder prior to the offering. This difference is due to Shares of Common Stock issuable by the Company to Selling Shareholders upon their exercise of options. Unless otherwise indicated, all ownership amounts after the Offering are less than 1% of the Company's Common Stock.

                          Shares                Shares       %
                        Beneficially Number of Beneficially Ownership
  Selling Shareholder      Owned     Shares     Owned      After
                         Prior to   Offered    After the     the
                         Offering    Hereby  Offering (8)  Offering
                                                            (8)
--------------------------------------------------------------------
Acadia Fund I L.P.           30,250     30250           0    --
--------------------------------------------------------------------
Barlow Partners, Inc.        28,333     3,333      25,000    *
--------------------------------------------------------------------
Bay Pond Investors          270,250    35,000     235,250   4.84
(Bermuda) L.P.
--------------------------------------------------------------------
Bay Pond Partners, L.P.     406,083    78,333     327,750   6.75
--------------------------------------------------------------------
Canmerge Consultants         18,750     5,000      13,750    *
Limited
--------------------------------------------------------------------
Emmett J. Daly(1) and        52,500    12,500      40,000    --
Regina Daly JT/TEN (1)
--------------------------------------------------------------------
Endicott Partners, L.P.      25,000    25,000           0    --
--------------------------------------------------------------------
Euro Credit Investments     140,813     5,000     135,813   2.80
Ltd.
--------------------------------------------------------------------
Michael J. Flinn(2)           5,500     5,500           0    --
--------------------------------------------------------------------
Growth Services Inc.          5,000     5,000           0    --
--------------------------------------------------------------------
Guernroy Limited              5,000     5,000           0    --
--------------------------------------------------------------------
Keefe, Bruyette &           157,541    41,666      115,875   2.37
Woods, Inc.
--------------------------------------------------------------------
Adam J. Lewis                 1,666     1,666           0    --
--------------------------------------------------------------------
James C. Lott & Mary M.      10,000     5,000           0    --
Lott JT/TEN
--------------------------------------------------------------------
Scott A. MacKillop (1)        8,750     5,500       3,250    --
(3)
--------------------------------------------------------------------
Malta Hedge Fund, L.P.       44,625    44,625           0    --
--------------------------------------------------------------------
Malta Hedge Fund II,          7,875     7,875           0    --
L.P.
--------------------------------------------------------------------
Malta Partners, L.P.         51,333    51,333           0    --
--------------------------------------------------------------------
Malta Partners II, L.P.      12,833    12,833           0    --
--------------------------------------------------------------------
Thomas B. Michaud             3,250     3,250           0    --
--------------------------------------------------------------------
Gary A. Miller(2)             5,500     5,500           0    --
--------------------------------------------------------------------
Och-Ziff Capital            466,666   466,666           0    --
Management, L.P.
--------------------------------------------------------------------
Rainbow Partners            166,666   166,666           0    --
--------------------------------------------------------------------
Andrew M. Senchak             2,500     2,500           0    --
--------------------------------------------------------------------
Suzanne E. Thomas             2,500     2,500           0    --
--------------------------------------------------------------------
J.W. Nevil Thomas (1)         7,500     2,500       5,000    *
--------------------------------------------------------------------
Eric R. Thorpe                  833       833           0    --
--------------------------------------------------------------------
Peter L. van der Velden       2,750     2,500         250    *
--------------------------------------------------------------------
Wheatley Foreign             27,083    13,333      13,750    *
Partners, L.P.
--------------------------------------------------------------------
Wheatley Partners, L.P.     374,833   153,333     221,500   4.60
--------------------------------------------------------------------
Michael T. Wilkinson (4)     17,500    17,500           0    --
--------------------------------------------------------------------
Albert Yanni                  3,250     3,250           0    --
--------------------------------------------------------------------
David Andrus(5)              173,000   170,000       3,000    *
--------------------------------------------------------------------
Carolyn Kling(6)              50,000    50,000           0    --
--------------------------------------------------------------------
Vali Nasr(7)                 17,500 12,500(8)       5,000    *
--------------------------------------------------------------------

*  Less than 1%.

(1)   Director of the Company
(2)   Employee of the Company
(3) Scott A. MacKillop is the President of PMCIS and Executive Vice President and director of the Company.
(4) Michael T. Wilkinson is a former director of PMCIS, a subsidiary of the Company.
(5)   David Andrus is a former Director and Executive Vice
President of the Company.
(6)   Former Senior Vice President of PMC.
(7)   Vali Nasr is the former Chief Financial Officer of the
Company.
(8)   Assumes all shares offered are sold in the Offering.

                       PLAN OF DISTRIBUTION

      The Selling Shareholders' Shares may be offered and sold from time to time in the discretion of the Selling Shareholders in the over-the-counter market, or otherwise, at prices and terms then prevailing or at prices related to the then-current market price, or in negotiated transactions. The Selling Shareholders will act independently of the Company in making decisions with respect to the timing, manner and size of each sale hereunder. The Selling Shareholders' Shares may be sold by one or more of the following methods, without limitation: (i) a block trade in which a broker or dealer so engaged will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (ii) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus;
(iii) ordinary brokerage transactions and transactions in which the broker solicits purchases; and (iv) face-to-face transactions between sellers and purchasers without a broker/dealer. In effecting sales, brokers or dealers engaged by the Selling Shareholders may arrange for other brokers or dealers to participate. Such brokers or dealers may receive commissions or discounts from Selling Shareholders in amounts to be negotiated. Such brokers and dealers and any other participating brokers or dealers may be deemed to be "underwriters'' within the meaning of the Securities Act, in connection with such sales.

      Sales of Selling Shareholders' Shares may also be made pursuant to Rule 144 under the Securities Act, where applicable. The Shares may also be offered in one or more underwritten offerings, on a firm commitment or best efforts basis. The Company will receive no proceeds from the sale of the Shares by the Selling Shareholders. The Shares may be sold from time to time in one or more transactions at a fixed offering price, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. Such prices will be determined by the Selling Shareholders or by agreement between a Selling Shareholder and its underwriters, dealers, brokers or agents.

      To the extent required under the Securities Act, the aggregate amount of Shares being offered and the terms of the offering, the names of any such agents, brokers, dealers or underwriters and any applicable commission with respect to a particular offer will be set forth in an accompanying Prospectus Supplement. Any underwriters, dealers, brokers or agents participating in the distribution of the Shares may receive compensation in the form of underwriting discounts, concessions, commissions or fees from a Selling Shareholder and/or purchasers of Shares, for whom they may act. In addition, sellers of Shares may be deemed to be underwriters under the Securities Act and any profits on the sale of Shares by them may be deemed to be discount commissions under the Securities Act. Selling Shareholders may have other business relationships with the Company and its subsidiaries or affiliates in the ordinary course of business.

      From time to time one or more of the Selling Shareholders may transfer, pledge, donate or assign Shares to lenders, family members and others and each of such persons will be deemed to be a "Selling Shareholder" for purposes of this Prospectus. The number of Shares beneficially owned by those Selling Shareholders who so transfer, pledge, donate or assign Shares will decrease as and when they take such actions. The plan of distribution for Shares sold hereunder will otherwise remain unchanged, except that the transferees, pledgees, donees or other successors will be Selling Shareholders hereunder.


                           LEGAL MATTERS

      Certain legal matters in connection with the Shares offered hereby have been passed upon for the Company by Holme Roberts &
Owen LLP, Denver, Colorado.


                              EXPERTS

      The financial statements of PMC International, Inc. as of December 31, 1997 and 1996, and for the years then ended included herein have been included herein in reliance upon the report of Spicer, Jeffries & Co., independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                      ADDITIONAL INFORMATION


      The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected without charge at, and copies thereof may be obtained at prescribed rates from, the public reference facilities of the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at the Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. In addition, the Commission maintains a world wide web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of such site is http://www.sec.gov.

      The Company has filed with the Commission a registration statement on Form SB-2 under the Securities Act with respect to the securities offered hereby (together with all amendments and exhibits, the "Registration Statement"). This Prospectus, which is part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted in accordance with the rules and regulations of the Commission. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is hereby made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. For further information with respect to the Company and the securities offered hereby reference is made to the Registration Statement, and to the exhibits thereto, which may be inspected at, and copies thereof may be obtained at prescribed rates from, the public reference facilities of the Commission at the addresses set forth above.

                       PMC INTERNATIONAL, INC.
                          AND SUBSIDIARIES

                              CONTENTS
                        ======================


Financial statements for the years ended
December 31, 1997 and 1996

      Independent Auditors' Report                              F-2

      Consolidated Balance Sheets                               F-3

      Consolidated Statements of Operations                     F-4

      Consolidated Statements of Changes in
        Shareholders' Equity (Deficit)                          F-5

      Consolidated Statements of Cash Flows                     F-6

      Notes to Consolidated Financial Statements                F-8

INDEPENDENT AUDITORS' REPORT


To the Shareholders
PMC International, Inc.

We have audited the  accompanying  consolidated  balance  sheets of
PMC International, Inc. and its subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, shareholders' equity (deficit), and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 1997 and 1996, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.



                                             SPICER, JEFFRIES & CO.

Denver, Colorado
March 5, 1998

                                                                    PMC INTERNATIONAL, INC.

                                                                       AND SUBSIDIARIES

                                                                   CONSOLIDATED BALANCE SHEETS
                                                                    DECEMBER 31, 1997 AND 1996

                                     ASSETS                                                1997                  1996
                                     ------                                                ----                  ----

CASH AND CASH EQUIVALENTS (Notes 1 and 7)                                            $      2,953,740     $       6,499,390

RECEIVABLES:
    Investment management fees                                                              1,041,390               113,778
    Other receivables                                                                         166,221               187,109

FURNITURE AND EQUIPMENT, at cost, net of accumulated
    depreciation of $1,277,801 and $539,782 (Note 1)                                          965,168               604,085

SOFTWARE AND PRODUCT DEVELOPMENT COSTS,
    at cost, net of accumulated amortization of
        $963,469 and $352,971 (Note 1)                                                      1,208,713               843,272

PREPAID EXPENSES AND OTHER ASSETS                                                           1,023,364               340,006

LONG TERM NOTES RECEIVABLE (Note 2)                                                           623,115               575,804

GOODWILL (net of amortization of $146,096)                                                  5,394,606                     -
                                                                                    -----------------      ----------------

                                                                                         $ 13,376,317     $       9,163,444
                                                                                    =================      ================
                      LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:
    Accounts payable                                                                 $      1,687,967     $         839,095
    Accrued expenses                                                                          644,012               535,520
    Other liabilities                                                                         104,125               730,909
    Deferred revenue                                                                        1,307,382               552,868
    Notes payable (Note 6)                                                                    366,158                14,694
    Obligations under capital leases (Note 7)                                                 384,986               219,821
                                                                                    -----------------      ----------------

            Total liabilities                                                               4,494,630             2,892,907
                                                                                    -----------------      ----------------

COMMITMENTS AND CONTINGENCIES (Note 7)

SHAREHOLDERS' EQUITY (Note 3):
    Preferred stock - no par value - authorized 5,000,000 shares;
issued and outstanding, 138,182 and 175,897 shares                                            345,455               439,742
    Common stock, $.01 par value - authorized, 50,000,000 shares;
issued and outstanding, 4,857,903 and 3,617,939 shares                                         48,579                36,179
    Additional paid-in capital                                                             22,977,526            16,461,953
    Deficit                                                                               (14,489,873)          (10,667,337)
                                                                                    -----------------      ----------------
            Total shareholders' equity                                                      8,881,687             6,270,537
                                                                                    -----------------      ----------------
                                                                                     $     13,376,317     $       9,163,444
                                                                                    =================      ================




                                                                    PMC INTERNATIONAL, INC.
                                                                       AND SUBSIDIARIES

                                                             CONSOLIDATED STATEMENTS OF OPERATIONS
                                                                        DECEMBER 31, 1997 AND 1996

                                                                                           1997                  1996
                                                                                           ----                  ----
REVENUE:
    Investment management fees (Note 1)                                              $     14,668,348     $       9,944,544
    Other income                                                                              194,366               142,337
                                                                                    -----------------      ----------------
            Total revenue                                                                  14,862,714            10,086,881
                                                                                    -----------------      ----------------
EXPENSES:
    Investment manager and other fees                                                       8,151,912             5,580,846
    Salaries and benefits                                                                   5,039,136             3,524,825
    Clearing charges and user fees                                                            613,794               813,239
    Advertising and promotion                                                               1,060,930               830,140
    General and administrative                                                              1,317,354             1,098,895
    Software development costs                                                                272,772               132,392
    Occupancy and equipment costs                                                           1,708,714             1,125,744
    Professional fees                                                                         520,638               827,292
    Settlement expense                                                                              -               155,000
                                                                                    -----------------      ----------------
            Total expenses                                                                 18,685,250            14,088,373
                                                                                    -----------------      ----------------

NET LOSS                                                                             $     (3,822,536)    $      (4,001,492)
                                                                                      ===============      ================
NET LOSS PER COMMON SHARE (Note 1)                                                   $          (0.98)    $           (2.85)
                                                                                      ===============      ================

WEIGHTED AVERAGE NUMBER OF SHARES
  OUTSTANDING (Note 1)                                                                      3,961,768             1,425,509
                                                                                    =================      ================

                                                     PMC INTERNATIONAL, INC.
                                                         AND SUBSIDIARIES

                               CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)
                                                    DECEMBER 31, 1997 AND 1996
                                                                                                                        Total
                                                 Common Stock        Additional  Preferred                           Shareholders'
                                                 ------------        Paid - In    Stock                                 Equity
                                               Shares     Amount      Capital    Shares    Amount        Deficit       (Deficit)
                                              --------   -------      -------    ------    ------        -------      -----------

BALANCES, December 31, 1995
  as previously stated                        5,555,713  $ 55,556   $3,523,909   349,017 $ 872,543  $  (6,665,845)   $(2,213,837)

   Stock Split effected (Note 1)             (4,166,785)  (41,667)      41,667        -          -              -           -
                                             ----------  --------  -----------  -------- ---------  -------------    ------------

BALANCES, December 31, 1995 as restated       1,338,928    13,889    3,565,576   349,017   872,543     (6,665,845)    (2,213,837)

   Stock options exercised                          250         2        1,373         -         -              -          1,375

   Notes payable converted to common stock      875,000     8,750    2,515,000         -         -              -      2,523,750

   Preferred stock converted to common stock     59,511       595      432,206  (173,120) (432,801)             -              -

   Issuance of stock                          1,294,250    12,943   10,988,182         -         -              -     11,001,125

   Less stock issuance costs                          -         -   (1,040,384)        -         -              -     (1,040,384)

   Net loss                                           -         -            -         -         -     (4,001,492)    (4,001,492)
                                             ----------  --------  -----------  -------- ---------  -------------    ------------

BALANCES, December 31, 1996                   3,617,939    36,179   16,461,953   175,897   439,742    (10,667,337)     6,270,537

   Stock options exercised                        6,250        63       26,812         -         -              -         26,875

   Issuance of stock                          1,220,749    12,207    7,312,287         -         -              -      7,324,494

   Preferred stock converted to common stock     12,965       130       94,157   (37,715)  (94,287)             -              -

   Less stock issuance costs                          -         -     (917,683)        -         -              -       (917,683)

   Net loss                                           -         -            -         -         -     (3,822,536)    (3,822,536)
                                             ----------  --------  -----------  -------- ---------  -------------    ------------

BALANCES, December 31, 1997                   4,857,903  $ 48,579  $22,977,526   138,182 $ 345,455  $ (14,489,873)  $  8,881,687
                                             ==========  ========  ===========  ======== =========  =============    ============


                                                                    PMC INTERNATIONAL, INC.
                                                                       AND SUBSIDIARIES

                                                             CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                                        DECEMBER 31, 1997 AND 1996
                                                                  INCREASE (DECREASE) IN CASH

                                                                                 1997               1996
                                                                                 ----               ----
    CASH FLOWS FROM OPERATING ACTIVITIES:
      Net loss                                                             $     (3,822,536) $      (4,001,492)
      Adjustments to reconcile net loss to net cash used in
          operating activities:
          Depreciation and amortization                                           1,137,790            537,522
          Accretion of discount on note receivable                                  (96,590)           (67,181)
          Changes in operating assets and liabilities:
              Investment management fees receivable                                (736,202)          (105,981)
              Other receivables                                                      (5,738)           (97,273)
              Prepaid expenses and other assets                                     121,788           (119,401)
              Accrued expenses                                                      108,492           (172,377)
              Accounts payable                                                      525,947           (597,029)
              SEC settlement distribution                                          (605,591)              -
              Other liabilities                                                     (21,193)           159,520
              Deferred revenue                                                      (21,547)           141,521
                                                                             --------------     --------------

                  Net cash used in operating activities                          (3,415,380)        (4,322,171)
                                                                             --------------     --------------


  CASH FLOWS FROM INVESTING ACTIVITIES:
      Purchase of furniture and equipment                                          (303,028)          (376,574)
      Reduction of long-term note receivable                                        345,582            393,854
      Issuance of notes receivable                                                 (301,613)                 -
      Acquisition of ADAM, net of cash acquired                                  (5,104,007)                 -
      Cost of software development                                               (1,027,163)          (295,022)
                                                                             --------------     --------------

                  Net cash used in investing activities                          (6,390,229)          (277,742)
                                                                             --------------     --------------

  CASH FLOWS FROM FINANCING ACTIVITIES:
      Proceeds from notes payable                                                         -          3,125,000
      Principal payments on notes payable                                            (8,536)        (2,234,026)
      Payments on obligations under capital lease                                  (165,191)           (67,672)
      Sale of common stock, less offering costs                                   6,406,811          9,960,741
      Proceeds from exercise of stock options                                        26,875              1,375
                                                                             --------------     --------------

                  Net cash provided by financing activities                       6,259,959         10,785,418
                                                                             --------------     --------------

  NET INCREASE (DECREASE) IN CASH                                                (3,545,650)         6,185,505

  CASH, at beginning of year                                                      6,499,390            313,885
                                                                             --------------     --------------

  CASH, at end of year                                                     $      2,953,740  $       6,499,390
                                                                             ==============     ==============

                                                                    PMC INTERNATIONAL, INC.
                                                                       AND SUBSIDIARIES

                                                             CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                                        DECEMBER 31, 1997 AND 1996
                                                                  INCREASE (DECREASE) IN CASH
                                                                          (Continued)

                                                                                    1997                    1996
                                                                                    ----                    ----

SUPPLEMENTAL DISCLOSURE OF CASH
 FLOW INFORMATION:
    Cash paid for interest                                                  $          34,137      $       367,180
                                                                               ==============         ============

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:
    Purchase of equipment via capital lease obligation                      $         330,356      $       205,433
                                                                               ==============         ============
    Conversion of preferred stock to common stock                           $          94,287      $       432,801
                                                                               ==============         ============
    Conversion of notes payable to common stock                             $            -         $     2,523,750
                                                                               ==============         ============
    Transfer of assets via accounts receivable at net book value            $          43,002      $             -
                                                                               ==============         ============
    The Company purchased all of the capital stock of
    ADAM for $5,163,386.  In connection with the
    acquisition, liabilities were assumed as follows:

        Fair value of assets acquired                                       $       6,622,370
                                                                               ==============
        Cash paid for the capital stock                                            (5,163,386)
                                                                               ==============
            Liabilities assumed                                             $       1,458,984
                                                                               ==============

                      PMC INTERNATIONAL, INC.
                         AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              YEARS ENDED DECEMBER 31, 1997 AND 1996
            ==========================================

NOTE 1 -  ORGANIZATION   AND  SUMMARY  OF  SIGNIFICANT   ACCOUNTING
          POLICIES

Organization

On September 23, 1993, the shareholders of Schield Management Company ("Schield") approved an exchange of common stock of Schield for all of the outstanding common stock of Portfolio Management Consultants, Inc. ("PMC") and a name change from Schield to PMC International, Inc. ("PMCI" or the "Company"). The share exchange was completed on September 30, 1993 and as a result of this transaction, PMC is a wholly owned subsidiary of PMCI. The share exchange between Schield and PMC was treated as a reverse acquisition and accounted for under the purchase method of accounting. Under reverse acquisition accounting, PMC was considered the acquiror for accounting and financial reporting purposes, and acquired the assets and assumed the liabilities of Schield.

On September 24, 1997, PMCI completed its acquisition (the "Acquisition") of PMC Investment Services, Inc., ("PMCIS") formerly ADAM Investment Services, Inc. ("ADAM"), a Delaware Corporation, and its wholly owned subsidiary, Optima Funds, Inc., ("Optima") a Georgia corporation, pursuant to a Stock Purchase Agreement dated July 25, 1997 ("the Agreement") among the Company, ADAM and ADAM's shareholders. PMCI acquired all of the issued and outstanding shares of common stock of ADAM from its shareholders in consideration for payment of $5 million at closing and two earn-out payments on the first and second anniversary dates of the closing. The first earn-out payment will equal 1.0% of ADAM's standard fee assets under management in excess of $500 million, determined on the one-year anniversary of the closing of the Acquisition, not to exceed $2.0 million, plus interest thereon at a rate of 8.75%. The second earn-out payment will equal 1.0% of ADAM's standard fee assets under management in excess of $700 million, determined on the two-year anniversary of the closing of the Acquisition, not to exceed $2.0 million. The Acquisition was accounted for using the purchase method of accounting. The excess of the cost of the Acquisition over the fair value of the assets acquired and liabilities assumed was recorded as goodwill. The Acquisition was funded from the proceeds of a private placement of PMCI common stock which also closed on September 24, 1997. The Company raised approximately $6.6 million by selling 1,220,749 shares of PMCI common stock at $6.00 per share.

PMC was organized in 1986 and its principal business activity is the administration of private and institutional managed account programs with its customers located substantially in the United States. Its services include investment suitability analysis, portfolio modeling and asset allocation, money manager selection, portfolio accounting and performance reporting. PMC is registered as an investment advisor under the Investment Advisors Act of 1940.

                     PMC INTERNATIONAL, INC.
                         AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              YEARS ENDED DECEMBER 31, 1997 AND 1996
            ==========================================

NOTE 1 -  ORGANIZATION   AND  SUMMARY  OF  SIGNIFICANT   ACCOUNTING
          POLICIES (continued)

Organization (continued)
In June, 1994, Portfolio Brokerage Services, Inc. ("PBS") was capitalized through a series of transactions with PMCI and PMC, whereby PBS became a wholly owned subsidiary of PMCI by issuing 1,000 shares of its common stock in exchange for certain assets and liabilities with a book value of $1,532,332. PBS is engaged in business as a securities broker-dealer. As a broker-dealer it executes security transactions for PMC's privately managed account programs, on behalf of its customers, through the customer's custodian bank on a delivery versus payment basis.

Portfolio Technology Service, Inc. ("PTS"), a wholly owned subsidiary of PMCI, was organized in June, 1994 but had no operations until 1995. PTS was formed for the purpose of developing proprietary software for use in the financial services industry.

ADAM was formed in 1980 to provide investment consulting services to institutional investors. ADAM's primary services are based around mutual funds. ADAM offers 17 model portfolios constructed using no-load mutual funds and funds available at net asset value. ADAM's mutual fund portfolios are offered as options for use by 401(k) plans and with an insurance company within a variable annuity contract.

The accompanying consolidated financial statements include the historical accounts of PMC for all periods and the accounts of PMCI since September 30, 1993, PBS and PTS since inception and
ADAM since September 24, 1997. All intercompany accounts and transactions have been eliminated in consolidation.

On December 15, 1997, at the Annual Meeting of Shareholders of the Company, the Shareholders of the Company approved a 1 for 4 reverse split of the Common Stock (the "Reverse Split"). On December 30, 1997, the Company effected the Reverse Split to all shareholders of record as of December 30, 1997.

Unless   otherwise  noted,  all  references  to  shares  and  share
prices,  including  retroactive  treatment,   reflect  the  Reverse
Split.

Significant Accounting Policies

Revenue from investment management services is recorded as such revenues accrue under the terms of the related investment management contracts. A specific charge to earnings is recorded when a significant and permanent contingency exists; primarily the inability to collect amounts due according to contract terms.

                      PMC INTERNATIONAL, INC.
                         AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              YEARS ENDED DECEMBER 31, 1997 AND 1996
            ==========================================

NOTE 1 -  ORGANIZATION   AND  SUMMARY  OF  SIGNIFICANT   ACCOUNTING
          POLICIES (continued)

Significant Accounting Policies (continued)

Securities transactions and related commission income are recorded on a trade date basis. In the normal course of business,  PBS  executes,  as  agent,  transactions  on  behalf  of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counter-party, PBS may be obligated to discharge the obligation of the non-performing party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transactions.

The Company has developed a windows-based software program for sale to financial product distribution entities. The product is designed to guide clients of these entities through the process of choosing appropriate combinations of mutual funds for their own portfolios. The majority of costs incurred to establish the technological feasibility of this product were borne by unrelated individuals prior to the product being introduced to the Company. Prior to achieving technological feasibility in 1995, the Company incurred approximately $50,000 in research and development costs after receiving the products from the unrelated individuals. All subsequent costs incurred directly related to the development of the software were capitalized. Capitalized costs are being amortized over the economic life of the software, which in this case is three years. It is the Company's policy to amortize and evaluate software for net realizable value on a product-by-product basis. The software became available for sale during 1996. The Company generates revenues from four sources: license fees, customization fees, a continuing fee equal to a percentage of assets under management of the end users purchasing such software, and annual maintenance fees. Costs of maintenance and customer support are charged to expense when the related revenue is recognized, or when those costs are incurred, whichever occurs first.

During 1997, PMC entered into agreements with certain clients to provide customized software, advisory, consulting and reporting services in connection with the clients' investment advisory services. PMC has capitalized product development costs consisting of salaries and other direct costs relating to these products. These costs are being amortized on the straight line method over the terms of the related contracts.

The Company provides for depreciation of furniture and equipment on the straight line and declining balance methods based on estimated lives of three to seven years.

Goodwill,   which  resulted  from  the   acquisition  of  ADAM,  as
described above, is being amortized over a period of 120 months.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                      PMC INTERNATIONAL, INC.
                         AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              YEARS ENDED DECEMBER 31, 1997 AND 1996
            ==========================================

NOTE 1 -  ORGANIZATION   AND  SUMMARY  OF  SIGNIFICANT   ACCOUNTING
          POLICIES (continued)

Significant Accounting Policies (continued)

The Company follows the intrinsic value based method of accounting as prescribed by APB 25, Accounting for Stock Issued to Employees, for its stock-based compensation. Under the Company's stock option plan, the exercise price is equal to the fair value of the options at the grant date and no compensation cost is recognized.

Cash and cash equivalents for purposes of the statement of cash flows includes highly liquid investments with a maturity of three months or less at the date of acquisition.

Net loss per share of common stock is based on the weighted average number of shares of common stock outstanding. Common stock equivalents are not included in the weighted average calculation since their effect would be anti-dilutive. Dividends on cumulative preferred stock, of $44,909 and $57,166 for the years ended December 31, 1997 and 1996 respectively, have been added back to the net loss in computing the net loss per share.

The Company adopted the provisions of SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, in its financial statements for the year ended December 31, 1996. The adoption of SFAS 121 had no material affect on the Company's financial statements. The Company reviews its long-lived assets for impairment to determine if the carrying amount of the asset is recoverable.

Certain 1996 amounts have been reclassified to conform to 1997 presentation.


NOTE 2 -  LONG TERM NOTES RECEIVABLE

In connection with the Schield reverse acquisition, the Company acquired a long term note receivable related to the sale of Schield's market timing operations from an entity controlled by a founder of Schield. The note is payable in monthly installments of $32,000, including interest, through August, 1998. The note was recorded at its estimated fair value as of September 30, 1993. The discount from the face amount of the note receivable is a credit to interest income over the life of the note using the interest method. The principal balance of the note as of December 31, 1997 is $379,377 compared to its carrying amount of $349,332. While the original transaction involved a transfer of operations, the transaction was handled on an arms length basis. The Company did not provide any guarantee of the obligations of the buyer and had no further involvement with the business after the sale. As of December 31, 1997, the Company agreed to defer the September 1997 through December 1997 payments; these payments were made in January 1998.

                      PMC INTERNATIONAL, INC.
                         AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              YEARS ENDED DECEMBER 31, 1997 AND 1996
            ==========================================

NOTE 2 -  LONG TERM NOTE RECEIVABLE (continued)

During January, 1997, the Company authorized financing of 38,672 shares of PMCI's common stock which had been purchased and owned by a number of PMC employees, including one officer, as part of a private sale of stock by a shareholder of the Company in 1993. This purchase was originally financed through a bank loan which came due on December 31, 1996. The balloon amount due at the expiration of the loan was $142,093, $46,300 from the one officer and $95,793 from employees of the Company that are not officers or directors. In January, 1997 PMCI paid off the prior bank loan and financed this amount for its employees as notes receivable, collateralized by the underlying stock. PMCI is receiving installments in the amount of $3,435 collected through payroll deductions. These notes will mature on December 31, 1999, with balloon payments of $38,825 due from employees. At December 31, 1997, $118,057 was included in notes receivable related to these notes.

During 1997, the Company loaned a limited liability company owned and controlled by the Company's president and chief executive officer, (the "LLC") amounts sufficient to pay interest on a bank loan guaranteed by the Company (see Note 7). The balance of such loan at December 31, 1997 was $155,726 including accrued interest. The loan matures on December 31, 1998.


NOTE 3 -  SHAREHOLDERS' EQUITY

Preferred Stock

Holders of preferred stock are entitled to receive dividends at a rate of $0.325 per share per annum (equal to 13% of the purchase price per share attributable to the preferred stock). Dividends are payable semi-annually on January 15 and July 15 in each year. Dividends accrue from the date of the preferred stock issuance and are cumulative. Upon liquidation or dissolution of the Company, holders of preferred stock are entitled to a preference over the holders of common stock in an amount per share equal to the original purchase price attributed to a share of preferred stock ($2.50) plus all unpaid cumulative dividends. The preferred stock is non-participating and the holders of preferred stock have no preemptive rights and no voting rights except as may be required by Colorado law. At the option of the Company, the preferred stock may be redeemed in whole, or in part, at a price of $2.75 per share, plus unpaid cumulative dividends. Redemption can only occur if certain conditions regarding the bid prices of the Company's common stock and the Company's after-tax earnings are met.

As of January 15, 1998, cumulative dividends in arrears totaled approximately $298,400.

                      PMC INTERNATIONAL, INC.
                         AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              YEARS ENDED DECEMBER 31, 1997 AND 1996
              ==========================================

NOTE 3 -  SHAREHOLDERS' EQUITY (continued)

Common Stock

During December, 1996, the Company issued 2,229,011 shares of its common stock through several issuances. First, a private placement was completed whereby 1,294,250 shares were issued for cash of $11,001,125 less offering costs of $1,040,384. Secondly, convertible promissory notes issued in December, 1995 and the first half of 1996 in the amount of $1,500,000 were repaid and the proceeds were used to exercise warrants for 375,000 common shares, and 37,500 new warrants were issued to the noteholders in connection therewith (see Note 6). Thirdly, in connection with the shareholder note payable as described in Note 6, warrants to purchase 255,937 shares of common stock were exercised for cash of $1,023,750 and warrants to purchase 494,062 shares of common stock were exchanged for 244,062 shares of common and 37,500 new warrants. Additionally, certain preferred shareholders exercised their conversion rights and exchanged 173,120 preferred shares for 59,510 shares of common.

During January, 1997, certain shareholders voluntarily exchanged 37,715 shares of Preferred Stock for 12,965 shares of common stock.

In September 1997, the Company issued 1,220,749 shares of common stock in a private placement for cash of $7,324,494 less offering costs of $917,683.

NOTE 4 -  INCOME TAXES

The Company has an unused net operating loss carryforward of approximately $11,000,000 for income tax purposes, $1,200,000 expiring in 2009, $1,800,000 in 2010, $3,800,000 in 2011 and the
remainder expiring in 2012. This net operating loss carryforward may result in future income tax benefits of approximately
$4,300,000; however, because realization is uncertain at this time, a valuation reserve in the same amount has been established. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of December 31, 1997 and 1996 are as follows:

                                       1997        1996
                                    ===========  ==========
Deferred tax liabilities            $        -   $       -
                                    ===========  ==========
Deferred tax assets
  Net operating loss carry forwards  4,276,800   2,579,000
  Legal settlement                           -     233,300
                                    -----------  ----------
  Total deferred tax assets          4,276,800   2,812,300
  Valuation allowance for deferred
     tax assets                     (4,276,800) (2,812,300)
                                    ===========  ==========
                                    $        -   $       -
                                    ===========  ==========

The valuation allowance for deferred tax assets was increased by $1,464,500 and $1,487,800 during 1997 and 1996, respectively.

                      PMC INTERNATIONAL, INC.
                         AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              YEARS ENDED DECEMBER 31, 1997 AND 1996
            ==========================================

NOTE 5 -  REGULATORY REQUIREMENTS

PBS is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance  of minimum net  capital.  At December  31,  1997,  PBS had net capital  and net capital  requirements  of  $1,145,758  and
$100,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was .09 to 1. According to Rule 15c3-1, PBS's net capital ratio shall not exceed 15 to
1. On a consolidated basis, as a result of the requirement, net assets of $120,000 are unavailable for any purpose other than meeting PBS's net capital requirements at December 31, 1997.

NOTE 6 -  NOTES PAYABLE

Notes payable consist of the following:
                                            1997           1996
                                         -----------    -----------
5%   note    payable   to   a   former
stockholder    of   ADAM    Investment
Services,  Inc., unsecured,  requiring
annual    principal    and    interest    $ 240,000     $        -
payments  and  maturing   February  9,
1999.

11%   note   payable   to   a   former
shareholder    of   ADAM    Investment
Services,    Inc.,   unsecured,    due      120,000              -
February    5,   2000,    payable   in
quarterly  payments of  principal  and
interest.

11.5% note payable to  shareholder(s),
unsecured,   due   August   1,   1998,
payable  in  monthly  installments  of        6,158         14,694
$832 including interest.
                                         -----------    -----------
                                          $ 366,158     $   14,694
                                         ===========    ===========

In 1995 a shareholder acquired 250,000 shares of the Company's common stock in a private transaction with another individual and loaned the Company $1,200,000. In connection with this loan, a warrant to purchase 300,000 shares of common stock at $4.00 per share (see Note 3) was also received. In addition, the shareholder obtained an option to lend the Company an additional $1,800,000 and received warrants similar to those issued in
connection   with  the  initial  loan.    This
shareholder exercised its option and loaned the Company an additional $1,800,000 through several partial exercises through July 9, 1996, and received 450,000 warrants to purchase common shares. On December 24, 1996, the shareholder and the Company entered into an agreement whereby (1) the Company would remit $1,976,250 against the principal amount of the loan, (2) the shareholder would exercise warrants to purchase 255,937 common shares at $4.00 per share to be used against the remaining principal balance, and (3) the shareholder would exchange its remaining warrants for 244,062 shares of common stock and 37,500 warrants to purchase common stock at $8.50 per share.

In November, 1996, the Company borrowed $250,000 from the Company's President, Executive Vice President, Company employees, a shareholder, and the Company's investment bankin firm on a short-term basis carrying interest at 12%. In December, 1996 these amounts were repaid through the proceeds of the private offering (see Note 3).

                      PMC INTERNATIONAL, INC.
                         AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              YEARS ENDED DECEMBER 31, 1997 AND 1996
            ==========================================

NOTE 6 -  NOTES PAYABLE (continued)

On December 14, 1995, the Company commenced a private offering of units. Each unit consisted of a promissory note with limited conversion rights in the principal amount of $1,000 and a warrant to purchase 250 shares of common stock at a price per share equal to the greater of $4.00 or the market price on the initial closing date of the offering. If the notes were not paid by the due date, the notes, at the option of the holder, became convertible into shares of the Company's common stock on the basis of one share for each $4.00 of unpaid principal and interest. On May 7, 1996 a second private offering of units commenced with similar terms and, after completion, $1,500,000 of promissory notes were outstanding from both offerings. Prior to the due date of the notes, the Company asked its noteholders to apply their principal balance against the exercise price of their warrants and, in addition, they would also receive warrants to purchase 37,500 shares of the Company's stock at an exercise price of $8.50 per share. Subsequently, the noteholders agreed to this arrangement.

As of December 31, 1997, maturities of notes payable are as follows:

       September 30,          Amount
       ------------           ------
          1998               $166,158
          1999                160,000
          2000                 40,000
                           -----------

                             $ 366,158
                           ===========



Interest expense for the years ended December 31, 1997 and 1996 was $43,227 and $331,008 respectively.


NOTE 7 -  COMMITMENTS AND CONTINGENCIES

PMC had been under a formal order of private investigation by the Securities and Exchange Commission relating to certain aspects of PMC's former practice of principal trading. PMC discontinued this practice in April, 1994. In 1995, the Company submitted a settlement proposal to the Commission, without admitting or denying liability, on behalf of PMC under a plan pursuant to which PMC should disgorge its net trading profits realized from principal trading together with prejudgment interest in an amount estimated to be $465,000. In 1996, the settlement was accepted by the Commission with the total amount payable, including accrued interest, approximating $616,000. At December 31, 1997, approximately $9,400 is included in other liabilities in the accompanying financial statements.

                      PMC INTERNATIONAL, INC.
                         AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              YEARS ENDED DECEMBER 31, 1997 AND 1996
            ==========================================

NOTE 7 -  COMMITMENTS AND CONTINGENCIES (continued)

In January, 1997, LLC, mentioned in Note 2, borrowed $1,750,000 from a bank with a due date of December 31, 1997. The purpose of the loan was to finance payment of the deferred portion of the purchase price of 410,961 shares of Common Stock owned by the LLC that were purchased from a former officer of the Company at the time of his departure. In connection with this borrowing, the Company agreed to collateralize the loan on behalf of the LLC. Accordingly, $1,890,000 of cash was restricted for this purpose. Subsequently, the Company renegotiated the arrangement with another bank and accordingly, as of December 31, 1997, $1,422,264 included in cash and cash equivalents in the accompanying balance sheet is restricted under this arrangement with the Company guaranteeing the uncollateralized balance. The Company also agreed to loan the LLC amounts sufficient to pay interest on the loan so long as the amount of loans made and bank collateral provided would not exceed $2,000,000. As of December 31, 1997, (see Note 2) the Company has loaned the LLC $150,400 designated to pay the interest on the bank loan. The LLC has agreed to reimburse the Company for any amounts paid by the Company toward the loan or for collateral applied to the loan, including interest at an annual rate of 9%, and has granted the Company a security interest in 323,461 shares of the Company's common stock held by it.

The Company leases office space and equipment under various operating and capital leases. Included in furniture and equipment is $562,532 of equipment under capital leases at December 31, 1997 and accumulated depreciation relating to these leases of $219,198.

Future minimum lease payments under noncancelable leases as of December 31, 1997 are as follows:

                                                      Principal
  Year ending                                            due
  December 31,       Operating        Capital       Capital Lease
--------------       ---------        -------       -------------
     1998            $ 681,334       $ 230,421      $  203,023
     1999              812,782         147,473         136,628
     2000              828,340          46,908          45,335
     2001              568,716            -              -
     2002              574,176            -              -
                     ---------       ---------      ----------
                    $3,465,348         424,802      $  384,986
                    ==========                      ==========
Less amount representing interest       39,816
                                     ---------
Present value of net minimum
   lease payments                    $ 384,986
                                     =========
Total rent expense for facilities and equipment for the years ended December 31, 1997 and 1996, was $628,551 and $471,339, respectively.

                      PMC INTERNATIONAL, INC.
                         AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              YEARS ENDED DECEMBER 31, 1997 AND 1996
            ==========================================

NOTE 7 -  COMMITMENTS AND CONTINGENCIES (continued)

The Company has historically incurred net losses and accordingly experienced cash flow problems. As a result of the acquisition of ADAM, the Company is obligated to make a deferred purchase payment on September 24, 1998. The payment will be equal to 1.0%
of   certain   ADAM   assets   under   management   in   excess  of
$500,000,000, with the payment not to exceed $2,000,000 plus interest. As of December 31, 1997, this payment would not be able to be made
principally   due  to  the  fact   that   $1,400,000   of  cash  is
restricted. In addition, through the first quarter of 1998, continuing losses from operations have resulted in the Company's cash balances decreasing further. In March 1998, the Company implemented a cost reduction plan. Management believes that this plan along with projected increases in revenues and deferral of payments of expenses should allow the Company to continue without requiring additional resources, excluding the ADAM payment. The Company is currently investigating sources of short and long term capital to meet the ADAM payment as well as working capital needs. Should additional capital not be raised, the Company will be required to restructure the terms of the ADAM payment, to remove the restriction from its cash balances, restructure its operations or a combination of the above.

NOTE 8 -   STOCK OPTIONS AND WARRANTS

The Company has an equity incentive stock option plan. The Plan was adopted by the Company's Board of Directors on November 12, 1997, and approved by shareholders on December 15, 1997. The Board believes that approval of the Plan is in the best  interests  of the  Company.  The  purpose  of the  Plan is to
provide  incentives  to  attract,   retain  and  motivate  eligible
persons whose present and potential contributions are important to the success of the Company, by offering them an opportunity to participate in the Company's future performance through awards of options and stock bonuses. Options totaling 177,386 were granted in 1998 under the Plan. Also the Company has granted options to officers, employees, shareholders and certain other individuals and entities. These plans and arrangements allow these parties to purchase common stock of the Company generally at the market value of the stock at date of grant. Options are generally for a five-year term, however, in certain instances the term is longer.

In addition, common stock warrants have been issued in connection with certain private offerings of stock and debt. At December 31, 1997, warrants to purchase common stock at various prices were outstanding which expire as follows:

      Expiration                      Exercise
      Date               Warrants     Price
      --------------     --------     -----
      December, 1998       75,000     $6.48
      June, 2001           50,000      4.00
      November, 2001        6,250      6.50
      December, 2001      137,500      8.50
                         --------
                          268,750
                         ========

                      PMC INTERNATIONAL, INC.
                         AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              YEARS ENDED DECEMBER 31, 1997 AND 1996
            ==========================================

NOTE 8 -  STOCK OPTIONS AND WARRANTS (continued)

The following table describes  certain  information  related to the
Company's  compensatory  stock option activity for the years ending
December 31, 1997 and 1996.
                                               1997               1996
                                        -------------------  -------------------

                                                   Weighted             Weighted
                                                   Average              Average
                                        Number     Exercise    Number   Exercise
                                        of Options Prices    of Options Prices
                                        ---------- ------    ---------- -------
Outstanding, beginning of year            627,625   $5.80     254,000    $5.68

 Grants during year -
   Exercise price equals
      market price                        209,795    7.07     338,125     5.60
   Exercise price greater than
      market price                              -       -      50,000     6.24
 Exercised during year                     (6,250)   4.30        (250)    5.52
 Forfeited during year                    (56,750)   5.17      (5,500)    4.52
 Expired during year                      (13,125)  10.00      (8,750)   11.16
                                          -------   -----     -------    -----
 Outstanding, end of year                 761,295    6.03     627,625     5.80
                                          =======             =======
 Exercisable                              519,000    5.68     350,125     5.80
                                          =======             =======
The weighted average grant date fair value of the options granted in 1997 and 1996 was as follows:

                                         1997       1996
                                      --------  --------
       Exercise price equals
         market price                 $   3.40  $   2.68

       Exercise price is greater than
         market price                 $      -  $   4.12

During 1996, the fair value of each option grant was estimated using the Black-Scholes option-pricing model with the following assumptions: risk-free interest rate of 5.71% to 6.56%; dividend yield of -0-%; expected lives of five to six years; and volatility of 37.2% to 44.2%.

                      PMC INTERNATIONAL, INC.
                         AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              YEARS ENDED DECEMBER 31, 1997 AND 1996
            ==========================================

NOTE 8 -  STOCK OPTIONS AND WARRANTS (continued)

A summary of the Company's outstanding and exercisable stock options as of December 31, 1997 are as follows:
                                                      Weighted Average
                       Number                             Remaining
    Range of            of          Weighted Average     Contractual
 Exercise Prices      Options        Exercise Price     Life (months)
------------------  ----------   -------------------- -----------------
      $4.00 - $5.50
         Outstanding   251,625            $  4.64             19
         Exercisable   251,625               4.64             21

      $6.00 - $6.50
         Outstanding   417,170               6.24             40
         Exercisable   217,375               6.23             21

      $7.50 - $8.50
         Outstanding    62,500               8.37             49
         Exercisable    50,000               8.50             48

      $10.00
         Outstanding    30,000              10.00             57
         Exercisable         -                  -              -

As previously described, the Company applies APB 25 and related Interpretations in accounting for its stock options.
Accordingly,   no  compensation  cost  has  been  recognized.   Had
compensation cost for the Company's vested options been determined based on the fair value at the grant dates for awards consistent with the method of SFAS 123, the Company's net loss and loss per share would have resulted in the pro-forma amounts indicated below:

                               1997              1996
                           -----------       -----------
Net loss                   $(3,860,050)      $(5,111,682)
                           ===========       ===========
Net loss per share           $    (.99)      $     (3.63)
                           ===========       ===========

NOTE 9 -   EMPLOYEE BENEFIT PLAN

Salary deferral "401(k)" plan

The plan allows employees, who have completed one year of employment and at least 1,000 hours service, to defer up to 15% of their salary. The Company matches employee contributions by an amount determined annually by the board of directors. Only contributions up to the first 6% of an employee's salary will be considered for the match.

                      PMC INTERNATIONAL, INC.
                         AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              YEARS ENDED DECEMBER 31, 1997 AND 1996
            ==========================================


NOTE 10 -  RISKS AND UNCERTAINTIES

The Company's revenues are primarily derived from a percentage of the assets under the management of its distribution channels. Assets under management are impacted by both the extent to which the Company attracts new, or loses existing clients and the appreciation or depreciation of the U.S. and international equity and fixed income markets. A downturn in general economic conditions could cause investors to cease using the products, including its proprietary software products, and services of the Company or its distribution channels.

The Company has deposits in banks in excess of the FDIC insured amount of $100,000. The amounts in excess of the $100,000 are subject to loss should the banks cease business.

The Company has been notified of a threatened litigation from a former employee alleging damages of $1,190,000. Management, after review and discussion with counsel, believes the Company has meritorious defenses and intends to vigorously defend itself in this matter, but it is not feasible to predict the final outcome at the present time.

NOTE 11 - FAIR VALUES OF FINANCIAL INSTRUMENTS

SFAS  107  requires  disclosure  of the  fair  value  of  financial instruments, both assets and liabilities recognized and not recognized in the statement of financial position, for which it is practicable to estimate fair value.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

The carrying amount of cash and cash equivalents approximates fair value because of the short maturity of those instruments.

The carrying amount of receivables, accounts payable, accrued expenses and other liabilities approximates fair value because the collection or payments on those instruments are expected in the short term.

The long term note  receivable  was  discounted  at inception  (see
Note 2) and at December 31, 1996, discounting the note at the current interest rate at which similar loans would be made to borrowers with similar credit ratings and for the same maturities yields a fair value which approximates the carrying value.

Based on the borrowing rates currently available to the Company for loans with similar terms and maturities, the carrying value of obligations under capital leases approximate fair value.

The carrying amount of deferred revenue approximates fair value because it is expected to be realized within ninety days.

                              PART II

              INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24.  Indemnification of Directors and Officers

      Article V of the Company's Restated Articles of Incorporation requires the Company to indemnify any person who is or is threatened to be made a party to any civil, criminal, administrative, arbitrative or investigative proceeding instituted or threatened by reason of the fact that he is or was a director or officer of the Company or is or was serving at the request of the Company as a director or officer of another corporation, partnership, joint venture, trust, other enterprise or employee benefit plan if the claim is based on actions taken by such person in good faith with the reasonable belief that such action was in the best interest of the Company.

      Article   V   of   the   Company's   Restated   Articles   of
Incorporation   further  requires  the  Company  to  indemnify  any
person who is or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company by reason of the fact that he is or was a director or officer of the Company or is or was serving at the request of the Company as a director or officer of another corporation, partnership, joint venture, trust, other enterprise or employee benefit plan if the claim is based on actions taken by such person in good faith with the reasonable belief that such action was in the best interest of the Company, provided, however, that such person generally shall not be indemnified for negligent or wilful misconduct.

      Section  7-109-102 of the Colorado  Business  Corporation Act
("CBCA") permits indemnification of a director of a Colorado corporation, in the case of a third party action, if the director
(i) conducted himself or herself in good faith, (ii) reasonably believed that (a) in the case of conduct in an official capacity, his or her conduct was in the corporation's best interest, or
(b) in all other cases, his or her conduct was not opposed to the corporation's best interest, and (iii) in the case of any criminal proceeding, had no reasonable cause to believe that the conduct was unlawful. The CBCA further provides for mandatory indemnification of directors and officers who are successful on the merits or otherwise in litigation.

      The   above   discussion   of  the   Restated   Articles   of
Incorporation and the CBCA is only a summary and is qualified in its entirety by the full text of each of the foregoing. Reference is made to the Restated Articles of Incorporation which are filed as an Exhibit to the Registration Statement for the complete text of such documents.

Item 25.  Other Expenses of Issuance and Distribution

      The following table sets forth the expenses (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities registered hereby, all of which expenses are estimated:

      Legal fees and expenses                                $8,500
      Accounting fees and other expenses                      1,500

            Total                                           $10,000


      All of the above expenses will be borne by the Company.

Item 26.  Recent Sales of Unregistered Securities

      The following is a summary of the transactions by the Company during the last three years involving sales of the Company's securities that were not registered under the Securities Act:

      In July 1995, the Company entered into a transaction with Bedford pursuant to which Bedford loaned $1.2 million to the Company and received an option to loan up to an additional $1.8 million to the Company for a specified period of time and
pursuant to certain call provisions. Between July 1995 and July 1996, the Company obtained the full $3.0 million financing from Bedford. As additional consideration for the loans, between July 1995 and July 1996, the Company issued to Bedford and/or its affiliates warrants to purchase an aggregate of 750,000 shares of Common Stock at an exercise price of $4.00 per share. Bedford was an accredited investor. Bedford received registration rights with respect to the shares of Common Stock underlying the Warrants.

      In December 1995 and January 1996, through a private placement, the Company issued for an aggregate purchase price of $482,500 a total of 482.5 units to 12 purchasers with each unit consisting of a convertible promissory note with a principal amount of $1,000 and a warrant to purchase 250 shares of Common Stock at an exercise price of $4.00 per share. During June 1996 the Company issued for an aggregate purchase price of $1,017,500 an additional 1,017.5 units to 15 purchasers through another private placement under substantially the same terms. The purchasers of these units were primarily employees, business associates and affiliates of the Company. Each purchaser received registration rights with respect to the shares of Common Stock underlying the warrants.

      In November 1996, the Company borrowed $250,000 to fund its working capital requirements pending closing of a private placement of Common Stock in December 1996. Fifty percent of the loan was provided by Keefe, Bruyette & Woods, Inc., the Placement Agent in the December 1996 private placement, and the balance equally by certain members of management of the Company, Bedford, and certain affiliates of Bedford. As consideration for the loans, the lenders received five-year warrants to purchase an aggregate of 6,250 shares of the Common Stock at an exercise price of $6.50 per share. The lenders received registration rights with respect to the Common Stock to be issued upon exercise of the warrants.

      On December 24, 1996, in a private placement, the Company issued 1,294,250 shares of Common Stock to 18 purchasers at a price of $8.50 per share for an aggregate offering price of $11,001,125. All purchasers were accredited investors.

      On December 24, 1996, the Company completed a restructuring of its debt. The restructuring involved the repayment of interest owing under the notes issued in connection with the December 1996/January 1996 and June 1996 private placements and the Bedford loans. In connection with the restructuring, Bedford exercised warrants to purchase a total of 255,938 shares of Common Stock, and received new warrants to purchase 37,500 shares of Common Stock at an exercise price of $8.50 per share. The holders of warrants issued in connection with the December 1995 and June 1996 private placements exercised warrants to purchase an aggregate of 375,000 shares of Common Stock, and received, pro rata, new warrants to purchase an aggregate of 37,500 shares of Common Stock at an exercise price of $8.50 per share.

      On September 24, 1997, in connection with the acquisition of PMCIS (f/k/a ADAM Investment Services, Inc.), the Company completed a private placement of 1,220,749 shares of Common Stock to 30 purchasers at a price of $6.00 per share, for an aggregate purchase price of $7,324,494. All purchasers were accredited investors.

      For each of the above sales of securities, the Company claims exemption from registration, inter alia, under
Section 4(2) of the Securities Act and Regulation D promulgated thereunder because, to the Company's knowledge, each of the purchases was made for the purchaser's own investment purposes and not for further distribution or resale, there were no more than 35 non-accredited investors, each of whom was sophisticated and had substantial knowledge of and experience in financial and business matters and was capable of evaluating the risks of the subject investment. In addition, the issuer satisfied the other applicable requirements of Regulation D in connection with each such offering and sale.

Preferred Stock Conversion

      On December 24, 1996, the Company also effected a voluntary conversion of 173,170 shares of the Company's Series A Preferred
Stock into 59,510 shares of Common Stock. The Company claimed an exemption from registration under Section 3(a)(9) of the Securities Act as an exchange of securities of the Company satisfying the requirements of that section.

Item 27.  Exhibits

      The following exhibits have been previously filed or are filed herewith:

           3.1  Restated Articles of Incorporation of the Company (6)
           3.2  Bylaws of the Company (1)
           4.1  Specimen Common Stock certificate of the Company
                (3)
           4.2  The Articles of Incorporation and Bylaws of the
                Company are included as Exhibits 3.1 and 3.2
           4.3  Form of warrant issued to each of the lenders in
                the November 1996 bridge financing (1)
           4.4 Warrant dated December 24, 1996 issued to Keefe, Bruyette & Woods, Inc (1)
           4.5 Form of warrant issued to investors in connection with the December 1996 restructuring
           4.6 Form of Warrant dated December 24, 1996 issued to Bedford and certain of its associates (1)
           5.1  Opinion of Holme Roberts & Owen LLP (2)
           10.1 Employment Agreement between the Company and
                Kenneth S. Phillips dated as of July 26, 1995(1)
           10.2 Amended and Restated Employment Agreement between
                the Company and David L. Andrus dated as of
                December 17, 1996(1)
           10.3 Form of Subscription Agreement between the Company and each of the lenders in the November 1996 bridge financing(1)
           10.4 Form of Registration Rights Agreement between the Company, each of the lenders in the November 1996 bridge financing, each of the investors in the December 1996 private placement, and the placement agent in the December 1996 private placement (1)
           10.5 Form of Subscription Agreement between the Company and each of the investors in the December 1996 private placement. (1)
           10.6 Restructuring Agreement dated as of December 24,
                1996 among the Company, Bedford Capital Financial Corporation ("Bedford"),Portfolio Management
                Consultants, Inc.("PMC"), Portfolio Brokerage Services, Inc.("PBS") and Portfolio Technology Services ("PTS") (1)
           10.7 Amended and Restated Registration Rights Agreement dated as of December 24, 1996 among the Company and Bedford (1)
           10.8 Shareholders Agreement dated as of December 24,
                1996 among the Company, Bedford, Kenneth S.
                Phillips, David L. Andrus and Phillips & Andrus
                LLC (1)
           10.9 1994 Incentive Stock Option Plan (1)
           10.10Reimbursement and Pledge Agreement dated January
                8, 1997 between the Company and KP3 (1)
           10.111997 Equity Incentive Plan (5)
           10.12Stock Purchase Agreement among PMC International,
                Inc., Michael T. Wilkinson, Scott   A. MacKillop,
                Gary A. Miller, Michael J. Flinn, Jared L. Shope, Graham L. Guy, John W. Burgin, and ADAM
                Investment Services, Inc., dated as of July 25,
                1997 (4)
           10.13Non-Compete Agreement between PMCIS f/k/a ADAM
                Investment Services, Inc., and Michael T.
                Wilkinson, dated as of September 23, 1997 (4) 10.14Employment Agreement between PMCIS f/k/a ADAM
                Investment Services, Inc., and Scott A. MacKillop, dated as of September 23, 1997 (4)
           10.15Form of Subscription Agreement, dated as of September 22, 1997, between the Company and each of the purchasers in the PMCIS ADAM Private
                Placement (6)
           10.16Form of Registration Rights Agreement, dated as of September 22, 1997, among the Company and the purchasers in the PMCIS Private Placement (6)
           10.17Term Loan Agreement dated September 10, 1997, among the Company, KP3 and Citywide Banks/Aurora National Bank (6)
           10.18Term Loan Agreement dated March 31, 1998, among the Company, KP3 and Citywide Banks/Aurora
                National Bank (6)
           21.1 List of Subsidiaries (5)
           23.1 Consent of Spicer, Jeffries & Co., Certified
                Public Accountants

           23.2 Consent of Holme Roberts & Owen LLP (included in
                Exhibit 5.1)
           24.1 Power of Attorney


(1)   Previously filed with the Company's Registration Statement on Form SB-2 (File No. 333-21335), dated February 7,
      1997.
(2)   Previously filed with Amendment Number 2 to the Company's
      Registration Statement on Form SB-2 (File No. 333-21335),
      dated June 23, 1997.
(3)   Previously filed with Amendment Number 3 to the Company's
      Registration Statement on     Form SB-2 (File No.
      333-21335), dated July 2, 1997.
(4)   Incorporated by Reference to the Company's Current Report on
      Form 8-K (File No.  0-14937), dated October 9, 1997.
(5)   Incorporated by Reference to Amendment Number 1 to the
      Company's Registration Statement on Form SB-2 (File No.
      333-40805), dated February 6, 1998.
(6) Previously filed with Post-Effective Amendment Number 1 to the Company's Registration Statement on Form SB-2 (File No. 333-21335), dated April 29, 1998.

Item 28. Undertakings.

      The Registrant hereby undertakes that it will:

      (1) file, during any period in which it offers to sell securities, a post-effective amendment to this registration statement to:

           (i)   include any prospectus required by section
10(a)(3) of the Securities Act;

           (ii) reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement.
Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

           (iii) include any additional or changed material information on the plan of distribution required in a post-effective amendment is incorporated by reference from periodic reports filed by the small business issuer under the Exchange Act.

      (2) for determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

      (3) file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant, pursuant to the provisions described in Item 24 or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by a controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by a final adjudication of such issue.

                            SIGNATURES

      In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, on this 27th day of April, 1998.

                                      PMC International, Inc.
                                          a Colorado corporation


                                   By:   /s/ Kenneth S. Phillips
                                       Kenneth S. Phillips
                                       President and Chief
Executive Officer

      In accordance with the requirements of the Securities Act of 1933, this Statement has been signed by the following persons in the capacities and on the dates stated.

                                Title Position Held
           Signature            With the Registrant    Date

    /s/ Kenneth S. Phillips     President, Chief       April 27,
                                Executive Officer and  1998
      Kenneth S. Phillips       Director (Principal
                                Executive Officer)
    /s/ Scott A. MacKillop      Executive Vice         April 27,
                                President and          1998
      Scott A. MacKillop        Director

      /s/ Stephen M. Ash        Chief Financial        April 28,
                                Officer and Treasurer  1998
          Stephen Ash           (Principal Accounting
                                and Financial Officer)
     /s/ Maureen E. Dobel       General Counsel,       April 27,
                                Corporate Secretary    1998
       Maureen E. Dobel         and Director
    /s/ J.W. Nevil Thomas      Chairman of the Board  April 27,
                                and Director           1998
       J.W. Nevil Thomas

      /s/ D. Porter Bibb       Director               April 27,
                                                       1998
        D. Porter Bibb

      /s/ Emmett J. Daly       Director               April 27,
                                                       1998
        Emmett J. Daly

       /s/ Richard Hyde        Director               April 29,
                                                       1998
         Richard Hyde

                           EXHIBIT INDEX


            Description
Exhibit
Number
      3.1  Restated Articles of Incorporation of the Company (6)
      3.2  Bylaws of the Company (1)
      4.1  Specimen Common Stock certificate of the Company (3)
      4.2 The Articles of Incorporation and Bylaws of the Company are included as Exhibits 3.1 and 3.2
      4.3 Form of warrant issued to each of the lenders in the November 1996 bridge financing (1)
      4.4 Warrant dated December 24, 1996 issued to Keefe, Bruyette & Woods, Inc (1)
      4.5 Form of warrant issued to investors in connection with the December 1996 restructuring
      4.6 Form of Warrant dated December 24, 1996 issued to Bedford and certain of its associates (1)
      5.1  Opinion of Holme Roberts & Owen LLP (2)
      10.1 Employment Agreement between the Company and Kenneth S. Phillips dated as of July 26, 1995(1)
      10.2 Amended and Restated Employment Agreement between the Company and David L. Andrus dated as of December 17, 1996(1)
      10.3 Form of Subscription Agreement between the Company and each of the lenders in the November 1996 bridge financing(1)
      10.4 Form of Registration Rights Agreement between the Company, each of the lenders in the November 1996 bridge financing, each of the investors in the December 1996 private placement, and the placement agent in the December 1996 private placement (1)
      10.5 Form of Subscription Agreement between the Company and each of the investors in the December 1996 private placement. (1)
      10.6 Restructuring Agreement dated as of December 24, 1996 among the Company, Bedford Capital Financial
           Corporation ("Bedford"),Portfolio Management
           Consultants, Inc.("PMC"), Portfolio Brokerage Services, Inc.("PBS") and Portfolio Technology Services ("PTS")
           (1)
      10.7 Amended and Restated Registration Rights Agreement
           dated as of December 24, 1996 among the Company and
           Bedford (1)
      10.8 Shareholders Agreement dated as of December 24, 1996 among the Company, Bedford, Kenneth S. Phillips, David
           L. Andrus and Phillips & Andrus LLC (1)
      10.9 1994 Incentive Stock Option Plan (1)
      10.10Reimbursement and Pledge Agreement dated January 8,
           1997 between the Company and KP3 (1)
      10.111997 Equity Incentive Plan (5)
      10.12Stock Purchase Agreement among PMC International, Inc.,
           Michael T. Wilkinson, Scott    A. MacKillop, Gary A.
           Miller, Michael J. Flinn, Jared L. Shope, Graham L.
           Guy, John W. Burgin, and ADAM Investment Services,
           Inc., dated as of July 25, 1997 (4)
      10.13Non-Compete Agreement between PMCIS f/k/a ADAM
           Investment Services, Inc., and Michael T. Wilkinson, dated as of September 23, 1997 (4)
      10.14Employment Agreement between PMCIS f/k/a ADAM
           Investment Services, Inc., and Scott A. MacKillop, dated as of September 23, 1997 (4)
      10.15Form of Subscription Agreement, dated as of September 22, 1997, between the Company and each of the purchasers in the PMCIS ADAM Private Placement (6)
      10.16Form of Registration Rights Agreement, dated as of September 22, 1997, among the Company and the purchasers in the PMCIS Private Placement (6)
      10.17Term Loan Agreement dated September 10, 1997, among the
           Company, KP3 and Citywide Banks/Aurora National Bank (6) 10.18Term Loan Agreement dated March 31, 1998 among the
           Company, KP3 and Citywide Banks/Aurora National Bank (6)
      21.1 List of Subsidiaries (5)
      23.1 Consent of Spicer, Jeffries & Co., Certified Public
           Accountants
      23.2 Consent of Holme Roberts & Owen LLP (included in
           Exhibit 5.1)
      24.1 Power of Attorney

(1)   Previously filed with the Company's Registration Statement on Form SB-2 (File No. 333-21335), dated February 7,
      1997.
(2)   Previously filed with Amendment Number 2 to the Company's
      Registration Statement on Form SB-2 (File No. 333-21335),
      dated June 23, 1997.
(3)   Previously filed with Amendment Number 3 to the Company's
      Registration Statement on     Form SB-2 (File No.
      333-21335), dated July 2, 1997.
(4)   Incorporated by Reference to the Company's Current Report on
      Form 8-K (File No.  0-14937), dated October 9, 1997.
(5)   Incorporated by Reference to Amendment Number 1 to the
      Company's Registration Statement on Form SB-2 (File No.
      333-40805), dated February 6, 1998.
(6) Previously filed with Post-Effective Amendment Number 1 to the Company's Registration Statement on Form SB-2 (File No. 333-21335) dated April 29, 1998.

EXHIBIT 23.1



CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


      We hereby consent to the use in Post Effective Amendment Number 1 to the PMC International, Inc. Registration Statement on Form SB-2 of our report dated March 5, 1998 accompanying the consolidated financial statements of PMC International, Inc. for the years ended December 31, 1997 and 1996 which is part of the registration statement and to the reference to us under the heading "Experts" in such registration statement.


April 29, 1998


                               Spicer, Jeffries & Co.

Exhibit 24.1

                         POWER OF ATTORNEY


      KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Kenneth S. Phillips, Scott A. MacKillop, Stephen M. Ash, and Maureen E. Dobel, and each of them, his attorneys-in-fact and agents, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign a registration statement to be filed with the Securities and Exchange Commission (the "Commission") on Form SB-2 in connection with the registration by PMC International, Inc. a Colorado corporation (the "Company"), of securities ("Securities") on behalf of certain selling stockholders, and all amendments (including post-effective amendments) thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Commission; and to sign all documents in connection with the qualification and sale of the Securities with Blue Sky authorities and with the National Association of Securities Dealers, Inc.; granting unto said attorneys-in-fact full power and authority to perform any other act on behalf of the undersigned required to be done in the premises, hereby ratifying and confirming all that said attorneys-in-fact may lawfully do or cause to be done by virtue hereof.


Date:  April 27, 1998               /s/  Kenneth S. Phillips
                          Kenneth S. Phillips

Date:  April 27, 1998               /s/  Scott A. MacKillop
                          Scott A. MacKillop

Date:  April 28, 1998               /s/  Stephen M. Ash
                          Stephen M. Ash

Date:  April 27, 1998               /s/  Maureen E. Dobel
                          Maureen E. Dobel

Date:  April 27, 1998               /s/  J. W. Nevil Thomas
                          J.W. Nevil Thomas

Date:  April 27, 1998               /s/  D. Porter Bibb
                          D. Porter Bibb

Date:  April 27, 1998               /s/  Emmett J. Daly
                          Emmett J. Daly

Date:  April 29, 1998               /s/  Richard Hyde
                          Richard Hyde